C$ unless otherwise stated	TSX/NYSE/PSE: MFC	SEHK:945
For Immediate Release
November 3, 2011

Manulife reports third quarter loss of $1,277 million; Hedging performed as expected and business growth was strong, but reserve strengthening for equity markets, interest rates and actuarial basis changes more than offset operating results

TORONTO – Manulife Financial Corporation (“MFC”) today reported a net loss attributed to shareholders of $1,277 million for the third quarter ended September 30, 2011, with strong operational results and continued progress on hedging being more than offset by reserve strengthening associated with annual actuarial basis changes and the substantial declines in equity markets and interest rate levels.  The markets experienced exceptional equity market volatility and were impacted by monetary policy actions that lowered long-term treasury rates in the U.S. and elsewhere. Under the Canadian insurance accounting and regulatory capital regimes, the direct impact of these changes is reflected in our current period results and capital ratios, whereas the same does not occur under U.S. accounting or U.S. statutory capital regimes.  The impact of the market conditions in the third quarter was significantly moderated by the strategic actions we took over the last few years to reduce our risk profile and strengthen our balance sheet.

Quarterly Highlights:

•
Dynamic and macro hedging performed as expected, even during the highly volatile markets of the third quarter; and generated over $3.3 billion in after-tax gains, which offset approximately 70 per cent of the $4.8 billion earnings impact of variable annuity risk and non variable annuity equity-related losses in the third quarter.  The remaining 30 per cent includes market elements that we are not able to hedge or consciously decide not to hedge, including the impacts of higher realized volatility, unfavourable fund tracking and items not hedged such as provisions for adverse deviation and policyholder behaviour.

•
We have exceeded our 2014 risk reduction goal for interest rate earnings sensitivity with actions in the third quarter, reducing our sensitivity to $1.0 billion after-tax for a 100 basis point decline in interest rates excluding the impact on ultimate reinvestment rates. We remain ahead of our 2012 risk reduction goal for equity markets and are at 88 per cent of our 2014 goal for earnings sensitivity for a 10 per cent drop in equity markets.  We are considering extending our hedging programs beyond our 2014 goals at the right opportunity.

•
MLI’s MCCSR ratio stood at 219 per cent as of September 30, 2011.  This ratio does not reflect the benefits of our de-risking activities over the last few years, including our equity and interest rate hedging progress, which reduced the downside risk to our capital position but receives no explicit credit in the capital formula.

•
Net income in accordance with U.S. GAAP1 for the third quarter of 2011 was $2.2 billion, or $3.4 billion higher than our results under IFRS. The difference is primarily attributable to the greater use of “mark-to-market” accounting under IFRS which more directly recognizes the

1	Net income in accordance with U.S. GAAP is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

2011 Third Quarter Press Release & Management’s Discussion and Analysis

current low interest rate and equity market volatility on policyholder liabilities sooner than under U.S. GAAP. Total equity in accordance with U.S. GAAP2 was approximately $15.8 billion higher than under IFRS, due primarily to higher cumulative net income on a U.S. GAAP basis.

•
General account asset performance continues to be a strength of our Company reflecting our strategy of avoiding risk concentration with a diversified, high-quality portfolio and our continuing excellent credit experience despite the difficult markets of the last few years.

•
Sales3 of insurance products targeted for growth increased 21 per cent, excluding the impact of New Whole Life (NWL) in Japan and certain individual insurance products with less preferred risk profiles in Canada, where deliberate price increases were implemented with the intention of protecting margins to the detriment of sales volume.  Including these products, sales increased by 5 per cent.

•	Targeted wealth products sales grew by 12 per cent, which was led by 20 per cent growth in Asia and continued strong growth in mutual fund sales in Canada and the U.S.

•
The dramatic decline in interest rates in the third quarter once again reduced our margins and was the main factor behind the 37 per cent decline in new business embedded value (NBEV)4 relative to the second quarter of 2011.  We continue to be committed to protecting our margins and have taken a number of re-pricing actions in the U.S., Canada and Japan to achieve this.  Planned re-pricing actions in Canada and the U.S. would ameliorate some of the margin decline in the future.  However if interest rates remain at current levels, more action may be required.

•
In Asia, we continued to grow our agency force, add important new Bancassurance relationships and, excluding Japan NWL, increased sales of both insurance and wealth management products.  Post quarter end, we completed a strategic partnership with PT Bank Danamon Indonesia Tbk making our products available in its over 2,300 branches.

•
In Canada, growth of targeted insurance and wealth products were up three and two per cent, despite the continued implementation of price increases and product changes.  Manulife Mutual Funds sales were up 32 per cent and Group Retirement Solutions sales increased 61 per cent.  Manulife Bank’s assets reached record levels, exceeding $20 billion as of September 30, 2011.

•
Momentum in the U.S. continued with John Hancock Mutual Funds sales up 27 per cent and Retirement Plan Services sales up 10 per cent.  The transition of our life insurance product portfolio has been successful with targeted products up 42 per cent and representing 89 per cent of total life insurance sales.

Third Quarter 2011 (Three months ended September 30, 2011):

•	Net loss attributed to shareholders of $1,277 million vs. a net loss of $2,249 million in the third quarter of 2010.

•	Fully diluted loss per share, excluding convertible instruments4, of $0.73 vs. a loss per share of $1.28 in the third quarter of 2010.

•	Return on common shareholders’ equity4 of (22.4) per cent.

•	Net loss excluding the direct impact of equity markets and interest rates4 was $388 million vs. a net loss of $2,991 million in the third quarter of 2010.

Year to Date 2011 (Nine months ended September 30, 2011):

•	Net income attributed to shareholders of $198 million vs. a net loss of $3,459 million in the first nine months of 2010.

2              Total equity in accordance with U.S. GAAP is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

3	Sales growth rates are quoted on a constant currency basis. Sales and constant currency are non-GAAP measures. See “Performance and Non-GAAP Measures” below.

4	This item is a non-GAAP measure. For a discussion of our use of non-GAAP measures, see “Performance and Non-GAAP Measures” below.

2011 Third Quarter Press Release & Management’s Discussion and Analysis

•	Fully diluted earnings per share, excluding convertible instruments, of $0.07 vs. a loss per share of $1.99 in the first nine months of 2010.

•	Return on common shareholders’ equity of 0.8 per cent.

•	Net income excluding the direct impact of equity markets and interest rates was $1,415 million vs. a net loss of $1,632 million in the first nine months of 2010.

Chief Executive Officer Donald Guloien stated, “While we are disappointed with the reported loss for the quarter, we are pleased that our hedging programs worked during these volatile markets, eliminating the majority but not all of the risk.  It gives us the resolve to extend our hedging programs further, not only to achieve our 2014 goals but to go beyond them, at the right opportunity.  We are also pleased at the underlying growth of our businesses against our strategic objectives; particularly the strong growth in Asia and Wealth Management, and our progress on protecting margins in many of our products around the world."

Mr. Guloien added, “The quarter was not without other challenges: our price increases in Japan and Canada, and lower credited rates, resulted in lower insurance and fixed product sales; and our annual review of actuarial methods and assumptions resulted in a charge.  Interest rates affect all life insurance companies, but we continue to lead our peers in price increases and product changes. We are willing to sacrifice short term market share to protect our margins and improve our risk profile."

Chief Financial Officer Michael Bell commented, "Our capital ratio in our main operating company was 219 per cent at the end of the third quarter.  In addition, factors beyond regulatory capital contribute to our financial strength.  Canadian accounting and actuarial practices require us to carry explicit Provisions for Adverse Deviation (PfAD) in our policy liabilities which reduces our capital.  In aggregate, we have a buffer to meet policyholder obligations comprised of capital and PfAD equivalent to nearly 50 per cent of our best estimate liabilities.  In addition, despite the track record of our hedging effectiveness, Canadian capital rules, unlike those in the U.S., give little credit for hedging in our Required Capital calculations.  These factors along with our de-risking and hedging activities significantly strengthen our company’s financial position."

Mr. Bell added, “We also have current mark-to-market of assets and liabilities for substantial portions of our accounting which in turn impacts our capital, while other jurisdictions treat market movements differently.  This is quite evident when you compare our reported IFRS earnings with our earnings under U.S. GAAP over the past number of quarters.  This quarter’s earnings were $3.4 billion higher under U.S. GAAP, as our IFRS accounts, which use Canadian standards for valuing policy liabilities, result in volatility during periods of extremely unfavourable equity markets and interest rates. I would note that on September 30, 2011, the cumulative impact of these differences contributed to our shareholder equity being nearly $16 billion higher for U.S. GAAP than on an IFRS basis.”

Mr. Bell continued, “In the quarter, we completed our annual review of actuarial methods and assumptions, which resulted in a net charge of $651 million, excluding the impact of lower fixed income ultimate reinvestment rates.  We also incurred significant charges to reflect the direct impact of lower equity markets and interest rates and this would have been substantially higher without the significant expansion of our hedging programs in the last five quarters.  Included in these significant charges were $67 million related to refinements to the fixed income URRs.  Partially offsetting these items was a gain of $303 million on the sale of our Life Retrocession business.”

Donald Guloien added, “As we have said before, regulatory risk is the biggest risk to our industry.  Our regulator continues to work on many initiatives which could result in increased capital requirements even though our regime is already very conservative.  Although we cannot predict the outcome of these deliberations, we remain comfortable with our capital position.  With the MCCSR of our operating company at 219 per cent, combined with our PfAD, hedging and other de-risking activities, Manulife has a substantial buffer of safety for the benefit of our policyholders and creditors.”

2011 Third Quarter Press Release & Management’s Discussion and Analysis

SALES AND BUSINESS GROWTH

Asia Division

Robert Cook, Senior Executive Vice President and General Manager Asia said, “While continuing to grow our agency distribution channel, notably in Southeast Asia, we completed a significant agreement with Bank Danamon in Indonesia to make our products available to their customers. Following on the second quarter agreements announced in Hong Kong and China, this shows continued success in executing our strategy of building a diverse, multi-channel distribution system throughout the region.”

Asia Division’s third quarter 2011 insurance sales of US$302 million were three per cent lower than the third quarter of 2010, on a constant currency basis.  As expected, sales in Japan were down as a result of price increases on the New Whole Life product. Sales of other products across the division increased by 22 per cent driven by record sales in Hong Kong and Asia Other.

•
Hong Kong insurance sales of US$59 million were up 26 per cent over the third quarter of 2010, primarily driven by the increased number of agents, increased volumes of the critical illness product launched at the end of the second quarter and higher sales through the bank channel.

•
Asia Other sales of US$90 million were 25 per cent higher than in the third quarter a year ago.  We achieved record sales in Indonesia, Philippines and Vietnam, primarily a result of expanded distribution. Indonesia sales also benefited from an increase in sales prior to management’s withdrawal of a popular product due to declining yields.

•
Japan insurance sales were 22 per cent lower than in the same quarter in 2010 as we raised prices of our New Whole Life product in Japan which decreased sales but dramatically improved margins. Excluding New Whole Life, Japan insurance sales were US$135 million, up 18 per cent compared to the same quarter in 2010, driven by the continued strength of the cancer treatment product and increasing term product sales through the MGA channel.

Asia Division had third quarter sales of wealth products targeted for growth of US$799 million, an increase of 20 per cent over the third quarter of 2010 on a constant currency basis. Highlights include:

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Asia Other sales of US$534 million were 30 per cent higher than the same quarter in 2010.  The launch of an offshore Renminbi bond fund in Taiwan contributed approximately US$100 million of the increase.  Sales in Manulife TEDA and Indonesia contributed US$112 million and US$177 million to the total sales, an increase of four per cent and 14 per cent, respectively, over the same quarter in 2010.

•	Hong Kong sales of US$214 million were up 12 per cent over the third quarter of 2010, driven by 14 per cent growth in pension sales.

Asia Division continues to successfully grow distribution capacity in both the agency and the bank channels. Distribution highlights include:

•
Executing on our bancassurance growth strategy by successfully securing a ten year distribution agreement with the sixth largest bank in Indonesia, Bank Danamon. This agreement, signed subsequent to quarter end, provides access to over 2,300 sales outlets.

•
Expansion of the agency channel to a total of approximately 46,500 contracted agents, a 16 per cent increase over the third quarter of 2010. A driving force behind this increase continues to be the ASEAN region where we achieved record levels of contracted agents and double digit growth in Vietnam (30 per cent), the Philippines (31 per cent) and Indonesia (21 per cent).

•	Manulife-Sinochem received pre-approval to operate in TaiAn, subsequent to quarter end, expanding our presence in China to 49 cities.

2011 Third Quarter Press Release & Management’s Discussion and Analysis

Canada Division

“We continued to produce solid sales results across the division, despite significant interest rate declines and equity market volatility,” said Paul Rooney, President and CEO, Manulife Canada. “I am very pleased with our expanding mutual fund franchise and the solid performance of Manulife Bank which surpassed $20 billion in assets this quarter.  We continue to focus on risk management and in the quarter announced further price increases to our universal life product portfolio to moderate risk exposure in the continuing low interest rate environment.”

Third quarter 2011 Individual Wealth Management sales were adversely impacted by the continued decline in interest rates and volatile equity markets. Continued strong momentum in mutual fund deposits, although moderated from prior quarters, was dampened by lower sales of fixed rate products, with the result that total individual wealth management sales of products targeted for growth were modestly below those of the third quarter of 2010.

•
Manulife Mutual Funds retail deposits5 of $423 million were more than 30 per cent higher than in the third quarter of 2010. Year-to-date deposits of $1.7 billion in 2011 exceeded full year sales of $1.4 billion in 2010. During the first nine months of 2011, Manulife Mutual Funds was the second fastest growing firm based on funds under management of the top ten firms reporting to the Investment Funds Institute of Canada. During the quarter, we continued to expand our fund line-up adding new investment options with a wide range of risk-return profiles, including a highly flexible balanced fund managed by the successful Manulife Monthly High Income Fund team and two new U.S. equity funds that feature a team of highly experienced core value managers.

•
Manulife Bank’s assets reached record levels, exceeding $20 billion at the end of the quarter. Year-to-date new loan volumes were a record $3.5 billion, an increase of 10 per cent from the corresponding period in 2010. For the quarter, new loan volumes of $1.2 billion were consistent with the levels of the third quarter of 2010. The business environment continues to be very competitive with aggressive actions across the financial services industry to attract and retain business.

•	Sales of fixed rate products continued at lower levels reflecting the effects of the low interest rate environment.

Individual Insurance sales of annualized premium products for the quarter were in line with the third quarter of 2010, while single premium product sales increased 19 per cent from a year ago.

•
Consistent with our expectations, we experienced a shift in sales product mix with a lower proportion of overall sales derived from guaranteed long duration products, which have interest rate exposure. During the quarter, in response to the continuing low interest rate environment, we announced further price increases to our universal life product portfolio.  These changes were effective for applications received after October 14, 2011.

•
Third quarter 2011 sales of single premium insurance products rose 19 per cent from the third quarter of 2010, with record travel sales in the quarter driven by continued strong growth from our travel partners.

Third quarter sales in the Group Businesses reflected normal variability in the large case market segment.

•	Group Benefits third quarter 2011 sales increased modestly from the second quarter and as compared to the third quarter of 2010, driven by increases in the large case segment.

•
Group Retirement Solutions third quarter sales of $189 million were more than 60 per cent higher than the third quarter of 2010. Sales in the small and mid-sized segments have been strong throughout the year and Manulife led the Canadian defined contribution market in sales in the first half of 20116.

5	Deposits is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

6	Based on quarterly sales survey by LIMRA, an insurance industry organization.

2011 Third Quarter Press Release & Management’s Discussion and Analysis

U.S. Division

Jim Boyle, President, John Hancock Financial Services, reported, "Despite the significant market volatility and economic uncertainty, John Hancock Wealth Asset Management had another strong quarter with sales of US$4.1 billion, up 22 per cent from the third quarter of last year.  We have successfully transitioned our insurance product portfolio to reduce interest rate risk, with sales continuing to be in line with expectations.”

U.S. sales of wealth products targeted for growth increased to US$4.3 billion in the third quarter of 2011 up 16 per cent compared to the same period in the prior year.

•
John Hancock Mutual Funds (“JH Funds”) sales were US$2.9 billion in the third quarter, a 27 per cent increase over the third quarter of 2010.  Year-to-date sales of US$10.0 billion through September 30, 2011 exceeded full year sales of US$9.7 billion in 2010. The increase in sales was attributable to a diversified offering of competitive funds, with strong performance in the Institutional channel in the third quarter of 2011.  Funds under management for JH Funds increased to US$33.4 billion as at September 30, 2011, a six per cent increase from September 30, 2010, as positive net sales more than offset unfavourable market returns during the period.  JH Funds had the 6th highest net sales7 in the non proprietary market segment year-to-date through September 30, 2011 compared to 6th place for the same period in 2010. We experienced net redemptions in the third quarter of 2011 as a result of the significant market volatility. As of September 30, 2011, JH Funds offered 16 Four or Five Star Morningstar8 rated mutual funds.

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John Hancock Retirement Plan Services (“JH RPS”) sales were US$1.2 billion in the third quarter, an increase of ten per cent compared to the third quarter of 2010 despite the headwinds in the economy and the slower development of new plans in the industry.  JH RPS 401(k) plan recurring deposits in the third quarter were US$1.9 billion, a six per cent increase over the third quarter of 2010, contributing to total premiums and deposits in the third quarter of 2011 of US$3.0 billion or six per cent higher than the same period last year.  Funds under management for JH RPS of US$58.9 billion as at September 30, 2011 declined one per cent from September 30, 2010 as unfavourable market returns more than offset positive net sales during the period.

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The John Hancock Lifestyle and Target Date portfolios offered through our mutual fund, 401(k), variable annuity and variable life products had assets under management of US$66.6 billion as of September 30, 2011. Lifestyle funds led JH Funds sales with US$395 million in the third quarter, a 42 per cent increase over the third quarter of 2010.  Lifestyle and Target Date portfolios offered through our 401(k) products continued to be the most attractive offerings, with US$2.1 billion or 71 per cent of premiums and deposits for the quarter ended September 30, 2011.  As of August 31, 2011 John Hancock was the third largest manager of assets for Lifestyle and Target Date funds offered through retail mutual funds and variable insurance products9.

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In John Hancock Fixed Products (“JH Fixed Products”), sales for the third quarter of 2011 were US$176 million, a decline of 48 per cent compared to the same period in the prior year, consistent with expectations in this low interest rate environment.

7
Source: Strategic Insight SIMFUND. Net sales (net new flows) is calculated using retail long-term open end mutual funds for managers in the non proprietary channel. Figures exclude money market and 529 share classes.

8
For each fund with at least a 3-year history, Morningstar calculates a Morningstar Rating based on a Morningstar Risk-Adjusted Return that accounts for variation in a fund’s monthly performance (including effects of sales charges, loads and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category, the next 22.5%, 35%, 22.5% and bottom 10% receive 5, 4, 3, 2 or 1 star, respectively. The Overall Morningstar Rating for a fund is derived from a weighted average of the performance associated with its 3-, 5- and 10 year (if applicable) Morningstar Rating metrics. Past performance is no guarantee of future results. The overall rating includes the effects of sales charges, loads and redemption fees, while the load-waived does not. Load-waived rating for Class A shares should only be considered by investors who are not subject to a front-end sales charge.

9	Source: Strategic Insight. Includes Lifestyle and Lifecycle (Target Date) mutual fund assets and fund-of-funds variable insurance product assets (variable annuity and variable life).

2011 Third Quarter Press Release & Management’s Discussion and Analysis

•	Sales of variable annuities were US$412 million in the third quarter of 2011, down 32 per cent from the same period in 2010, consistent with expectations.

In the U.S. Insurance segment, our product repositioning has been successful. Total U.S. insurance sales in the third quarter of 2011 were US$195 million, an increase of 13 per cent compared to the third quarter of 2010.

•
In the third quarter of 2011, sales of John Hancock Life (“JH Life”) products targeted for growth increased 42 per cent compared to the third quarter of 2010 and were 89 per cent of total life sales.  This result was driven by the launch earlier this year of new universal life products with improved risk characteristics.  New products launched in October, including a new indexed universal life product, are expected to contribute to sales over the remainder of the year.  Sales of products not targeted for growth declined 70 per cent in the third quarter of 2011 compared to the third quarter of 2010.

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John Hancock Long-Term Care (“JH LTC”) sales of US$70 million in the third quarter of 2011 increased 43 per cent compared to the same quarter of 2010. Federal Long Term Care Insurance Program sales of US$56 million, which benefited from an open enrollment period for this program, contributed significantly to the third quarter result.  Retail product sales declined 73 per cent in the third quarter of 2011 compared to a year ago, reflecting new business price increases that have been implemented over the past year.  A more profitable, lower risk retail product has been introduced in 47 states since May.  JH LTC has filed with regulators for premium rate increases on in-force retail and group business, averaging approximately 40 per cent on the majority of our in-force LTC business.  To date, approvals of in-force price increases on retail business have been received from 25 states.

Manulife Asset Management

Manulife Asset Management continued growing its investment capabilities with the addition of a new U.S. Large Cap Growth Equity team based in Charlotte, North Carolina. The creation of this team follows the addition of a U.S. Core Value Equity team and of an International Equity Value team earlier this year. Manulife Asset Management also continues to expand its presence in the institutional market, having been awarded a $371 million mandate for its global multi-sector fixed income strategy from a large public organization in the United States, the second large mandate for this strategy in the past six months.

Manulife Asset Management finished the quarter with $173.3 billion in assets managed for external clients and $33.5 billion of Manulife’s general fund assets. Assets managed for external clients were $5.3 billion lower than at June 30, 2011, largely due to unfavourable market returns, somewhat offset by positive retail net sales and the U.S. dollar’s appreciation against the Canadian dollar.

OTHER NOTABLE ITEMS

Corporate

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In a separate news release today, the Company announced that the Board of Directors approved a quarterly shareholders’ dividend of $0.13 per share on the common shares of the Company, payable on and after December 19, 2011 to shareholders of record at the close of business on November 15, 2011.

· •
The Board of Directors also decided that, in respect of the Company’s December 19, 2011 common share dividend payment date, the Company will issue common shares in connection with the reinvestment of dividends and optional cash purchases pursuant to the Company’s Canadian Dividend Reinvestment and Share Purchase Plan and its U.S. Dividend Reinvestment and Share Purchase Plan.

2011 Third Quarter Press Release & Management’s Discussion and Analysis

Awards & recognition

•	In Hong Kong, Manulife won the Silver Award in the 2011 Hong Kong Management Association Quality Award in recognition of its commitment to developing and deploying total quality management.

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In Indonesia, Manulife was voted The First Best Life Insurance by Indonesian Insurance and Reinsurance Brokers Association. Manulife also won the Indonesia Brand Champion Award 2011 in three categories.

•	In Thailand, for the third consecutive year, Manulife Thailand has won the prestigious Prime Minister’s Insurance Award.

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In Canada, Manulife’s CoverMe.com website won the 2011 International Business Award for best insurance website. CoverMe.com is a direct-to-consumer website that markets supplemental health, life, critical illness and travel insurance.

•	In Canada, Manulife was recognized by a leading national newspaper as one of Canada’s Top 100 Employers for 2012.

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In the U.S., the John Hancock Strategic Income Opportunities Fund (JIPAX) won the number one spot among global bond funds as determined by Bloomberg Markets Magazine. In addition, the John Hancock Strategic Income Fund (JHFIX) placed third among the top global bond funds in the Bloomberg rankings. Both funds are managed by Manulife Asset Management.

Notes:

Manulife Financial Corporation will host a Third Quarter Earnings Results Conference Call at 2:00 p.m. ET on November 3, 2011.  For local and international locations, please call 416-340-2216 and toll free in North America please call 1-866-898-9626.  Please call in ten minutes before the call starts. You will be required to provide your name and organization to the operator.  A playback of this call will be available by 6:00 p.m. ET on November 3, 2011 until November 17, 2011 by calling 905-694-9451 or 1-800-408-3053 (passcode: 6151045#).

The conference call will also be webcast through Manulife Financial’s website at 2:00 p.m. ET on November 3, 2011. You may access the webcast at: www.manulife.com/quarterlyreports.  An archived version of the webcast will be available at 4:30 p.m. ET on the website at the same URL as above.

The Third Quarter 2011 Statistical Information Package is also available on the Manulife website at: www.manulife.com/quarterlyreports. The document may be downloaded before the webcast begins.

Media inquiries: Anthony Wilson-Smith (416) 852-8899 anthony_wilson-smith@manulife.com Laurie Lupton (416) 852-7792 laurie_lupton@manulife.com	Investor Relations: Anthony G. Ostler (416) 926-5471 anthony_ostler@manulife.com

2011 Third Quarter Press Release & Management’s Discussion and Analysis

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) is current as of November 3, 2011. This MD&A should be read in conjunction with the MD&A and audited consolidated financial statements contained in our 2010 Annual Report.

Contents
A OVERVIEW	D RISK MANAGEMENT AND RISK FACTORS UPDATE
1 General macro-economic risks
B FINANCIAL HIGHLIGHTS	2 Regulatory capital, actuarial and accounting risks
1 Net income (loss) attributed to shareholders	3 Market risk hedging strategies
2 U.S. GAAP results	4 Variable annuity & segregated fund guarantees
3 Sales, premiums and deposits	5 Publicly traded equity performance risk
4 Funds under management	6 Interest rate and spread risk
5 Capital	E ACCOUNTING MATTERS AND CONTROLS
1 Critical accounting and actuarial policies
C PERFORMANCE BY DIVISION	2 Actuarial methods and assumptions
1 Asia	3 Sensitivity of policy liabilities to changes in assumptions
2 Canada	4 Goodwill impairment testing
3 U.S. Insurance	5 Future accounting and reporting changes
4 U.S. Wealth Management	F OTHER
5 Corporate and Other	1 Performance and non-GAAP measures
2 Caution regarding forward-looking statements

A           OVERVIEW

The global financial markets in the third quarter were dominated by the ongoing uncertainty surrounding the macro environment. In the third quarter we saw substantial declines in equity markets and interest rate levels, exceptional equity market volatility and monetary policy actions that lowered long-term treasury rates in the U.S.  Under the Canadian insurance accounting and regulatory capital regimes, the change in current market conditions is reflected in our current period results.

The impact of the market conditions in the third quarter was significantly moderated by the strategic actions taken over the last few years to reduce our risk profile and strengthen our balance sheet.  These actions resulted in:

•	dramatically increased hedging of both interest rate and equity market exposures,

•	reduced risk profile of new business by increasing sales of higher margin, lower risk products and reducing sales of higher risk, capital intensive products, and

•	a stronger balance sheet through the combination of capital raises and reserve increases.

Our Minimum Continuing Capital and Surplus Requirements (“MCCSR”) ratio for The Manufacturers Life Insurance Company (“MLI”) ended the quarter at 219 per cent.  This ratio does not reflect the benefits of our de-risking activities over the last few years, including our equity and interest rate hedging progress, which reduced the downside risk to our capital position but receives no explicit credit in the capital formula.

2011 Third Quarter Press Release & Management’s Discussion and Analysis

B           FINANCIAL HIGHLIGHTS

(Unaudited)

For the period ended September 30	Three months		Year-to-date
	2011	2010	2011	2010
Net income (loss) attributed to shareholders (C$ millions)	$(1,277)	$(2,249)	$198	$(3,459)
Net income (loss) available to common shareholders (C$ millions)	$(1,299)	$(2,268)	$134	$(3,518)
Net income (loss) attributed to shareholders, excluding the direct impact of equity markets and interest rates(a) (C$ millions)	$(388)	$(2,991)	$1,415	$(1,632)
Earnings (loss) per common share (C$)
basic	$(0.73)	$(1.28)	$0.08	$(1.99)
diluted, excluding convertible instruments(a)	$(0.73)	$(1.28)	$0.07	$(1.99)
diluted	$(0.73)	$(1.28)	$0.07	$(1.99)
Return on common shareholders’ equity(a) (%, annualized)	(22.4)	(39.7)	0.8	(19.3)
U.S. GAAP net income(a) (loss) (C$ millions)	$2,230	$(212)	$3,395	$849
Sales(a) (C$ millions) Insurance products targeted for growth(b)	$564	$540	$1,680	$1,457
Wealth products targeted for growth(c)	$7,006	$6,489	$23,366	$20,099
Insurance products not targeted for growth(b)	$82	$97	$186	$371
Wealth products not targeted for growth (c)	$917	$1,164	$3,101	$4,797
Premiums and deposits(a) (C$ millions) Insurance products targeted for growth(b)	$4,647	$4,564	$14,063	$13,099
Wealth products targeted for growth(c)	$9,124	$8,294	$30,520	$27,622
Insurance products not targeted for growth(b)	$857	$930	$2,466	$2,908
Wealth products not targeted for growth (c)	$917	$1,163	$3,095	$4,758
Funds under management(a) (C$ billions)	$492	$476	$492	$476
Capital(a) (C$ billions)	$28.9	$27.8	$28.9	$27.8
MLI’s MCCSR ratio	219%	234%	219%	234%

(a)	This item is a non-GAAP measure. For a discussion of our use of non-GAAP measures, see “Performance and Non-GAAP Measures” below.
(b)
Insurance products targeted for growth exclude universal life with lifetime no-lapse guarantees, guaranteed non-par whole life and long-term care insurance in the U.S., which are not targeted for growth.

(c)
Wealth products targeted for growth exclude variable annuities across all geographies (other than InvestmentPlus in Canada) and book value fixed deferred annuities in the U.S. which are not targeted for growth.  InvestmentPlus is a Canadian Division product with a 75% minimum death benefit guarantee and a 75% maturity benefit guarantee at age 100 that is used as an alternative to mutual funds for some customers.  Because of the low risk nature of the guarantees this product is in the products targeted for growth category.

B1           Net income (loss) attributed to shareholders

In the third quarter of 2011, we reported a net loss attributed to shareholders of $1,277 million. The substantial declines in equity markets and interest rate levels along with the exceptional equity market volatility impacted our earnings by approximately $1,789 million. The direct impact of the lower equity markets and lower interest rates reduced earnings by $889 million and we reported a net impact of $900 million on the increase in our dynamically hedged variable annuity liabilities. While the hedge program operated as designed, we experienced impacts related to: increased provisions for adverse deviation, higher than expected rebalancing costs driven by unfavourable realized equity and interest rate volatilities and their correlations, the difference in performance of the underlying funds hedged and the hedge instruments, and charges related to the portion of the interest rate risk that was not hedged.

Other notable items netted to a charge of $148 million and included charges of $651 million related to the annual review of actuarial methods and assumptions (excluding charges related to the fixed income ultimate reinvestment rate (“URR”) included above in the direct impact of equity markets and interest rates) and a charge of $107 million related to the expected cost of

2011 Third Quarter Press Release & Management’s Discussion and Analysis

macro equity hedges, partially offset by a gain of $307 million related to investment and de-risking activities and a gain of $303 million from the previously announced sale of the Company’s Life Retrocession business.

The comments that follow expand on some of the items noted above:

•
We reported a net charge of $556 million related to our variable annuity guarantee liabilities not dynamically hedged, public equity positions supporting our policy liabilities and lower fee income on asset based fee products.  The direct earnings charge related to the insurance and wealth management contracts of $1,438 million was partially offset by $882 million of gains from macro equity hedges.  As outlined in our interest rate and spread risk sensitivity (see section D6 below) a portion of the interest rate sensitivity is attributed to variable annuity guarantee liabilities.

•
The $333 million net charge for the impact of lower interest rate levels included a charge of $567 million from lower reinvestment rates assumed in the valuation of policy liabilities, $301 million of which was offset by gains reported in the Corporate and Other segment from the sale of bonds classified as Available-for-Sale (“AFS”) and from derivative positions.  In addition, a charge of $67 million for additional refinements to the fixed income URR was included in the direct impact of lower interest rate levels.

•
The $900 million net after-tax impact of the increase in our dynamically hedged variable annuity liabilities related to the increase in the best estimate liability of $3.0 billion and the provision for adverse deviation of $0.3 billion, partially offset by gains on equity futures of $0.5 billion and gains on interest rate swaps of $1.9 billion.  All amounts are on a post-tax basis.  As outlined above, the net impact of $900 million was partially driven by the volatility in the equity markets and interest rate levels as well as their correlations.  Due to their correlations, the equity market and interest rate components cannot be separately identified with precision.

•
The Company completed its annual review of actuarial assumptions in the third quarter with the exception of URR updates which were largely completed in the second quarter and recognized in earnings at that time. The third quarter review of assumptions resulted in a net charge of $718 million to shareholder earnings of which $67 million relates to a refinement of the URR update booked in the second quarter of 2011, and the remaining $651 million includes:

-	$475 million charge as a result of the update to U.S. Life mortality which increased expected mortality for older issue and older attained ages,
-	$742 million benefit from updates to other mortality assumptions as well as the implementation of mortality and morbidity improvements across North American business units,
-	$309 million charge related to updates to lapses and other policyholder behaviour assumptions for segregated fund business,
-	$327 million investment-related charge for updates to guaranteed minimum withdrawal benefit commutation rates and other non-fixed income updates (including future acquisitions), and
-
$282 million charge for updates to lapse assumptions for certain insurance businesses, updates to expense factors including letter of credit costs, and a number of offsetting model refinements related to projections of both asset and liability cash flows.

The results of the annual review are discussed in more detail in section E2 “Actuarial Methods and Assumptions” below.

•
The gain of $213 million related to investment activities includes fixed income and non-fixed income trading activities as well as net credit recoveries. Most of the gain arose from fixed income activities due to better matching liabilities and from sourcing attractive long corporate bonds. Credit also contributed as impairments net of recoveries were well below

2011 Third Quarter Press Release & Management’s Discussion and Analysis

valuation assumptions. In total non-fixed income returns were in line with our best estimate returns as mark to market gains in excess of our policy liability assumptions on real estate, timber and private equity investments were offset by mark to market losses on oil and gas investments which were due to declining oil and gas prices.

•
The $94 million gain for de-risking activities reflects the impact of lower risk margins required in the valuation of policy liabilities as a result of the improved match between the asset and liability cash flows.

•
Manulife completed the transaction to sell its Life Retrocession business to Pacific Life Insurance Company, based in the United States, in the third quarter.  The transaction was effective July 1, 2011 and under our IFRS accounts we reported a gain of $303 million.  As previously announced, the reduction in on-going annual earnings from the sale will not be material to our consolidated financial results.

In the third quarter of 2010, we reported a net loss attributed to shareholders of $2,249 million as a result of $4,055 million of charges for goodwill impairment and changes in actuarial methods and assumptions from actions such as re-balancing our product mix, raising prices and recognizing long-term trends in morbidity.  The direct impact of equity markets and interest rates was a positive $742 million.

The table below outlines the notable items in the third quarters of 2010 and 2011, including the components of the direct impact of equity markets and interest rates.

C$ millions (unaudited)
For the quarter ended September 30	2011	2010
Net loss attributed to shareholders	$(1,277)	$(2,249)
Less direct impact of equity markets and interest rates:(a)
Gains (charges) on variable annuity guarantee liabilities not dynamically hedged	(1,211)	700
Gains (charges) on general fund equity investments supporting policy liabilities and on fee income	(227)	128
Gains on macro equity hedges(b)	882	-
Charges on lower fixed income reinvestment rates assumed in the valuation of policy liabilities, excluding ultimate reinvestment rates (URR) assumptions	(567)	(356)
Gains on sale of AFS bonds and interest rate swaps in the surplus segment	301	579
Direct impact of equity markets and interest rates in the quarter	$(822)	$1,051
Charges due to lower fixed income URR assumptions used in the valuation of policy liabilities	(67)	(309)
Direct impact of equity markets and interest rates	$(889)	$742
Net loss attributed to shareholders, excluding the direct impact of equity markets and interest rates(c)	$(388)	$(2,991)
Other notable items:
Earnings impact of the difference between the net increase in variable annuity liabilities that are dynamically hedged and the performance of the related hedge assets(d)	(900)	(145)
Changes in actuarial methods and assumptions (excluding URR changes)	(651)	(1,725)
Expected cost of macro equity hedges (b)	(107)	-
Favourable impact on policy liabilities related to activities to reduce interest rate exposures	94	-
Investment gains primarily related to fixed income trading, favourable credit experience and asset mix changes	213	368
Gain on sale of Life Retrocession business	303	-
Goodwill impairment charge	-	(2,330)

2011 Third Quarter Press Release & Management’s Discussion and Analysis

(a)            The direct impact of equity markets and interest rates is relative to our policy liability valuation assumptions and includes changes to the interest rate assumptions.  We also include gains and losses on the sale of AFS bonds as management may have the ability to partially offset the direct impacts of changes in interest rates reported in the liability segments.
(b)
The net gain from macro equity hedges was $775 million and consisted of a $107 million charge related to the estimated expected cost of the macro equity hedges relative to our long-term valuation assumptions and a gain of $882 million because actual markets underperformed our valuation assumptions.

(c)	Net loss excluding the direct impact of equity markets and interest rates is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.
(d)
Our variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks associated with the guarantees embedded in these products.  In the third quarter, the $2.4 billion profit on the hedge instruments did not completely offset the underlying $3.3 billion charge related to the guarantee liabilities hedged for a number of reasons including, provisions for adverse deviation, fund performance, the portion of interest rate risk that is not hedged, realized equity market and interest rate volatilities and changes to policyholder behavior. See Section D “Risk Management and Risk Factors Update” section below for further details.

Earnings (loss) per share

Diluted loss per share for the third quarter of 2011 was $0.73 compared to a loss of $1.28 for the third quarter of 2010.

For the nine months ended September 30, 2011, we reported net income attributed to shareholders of $198 million and net income excluding the direct impact of equity markets and interest rates10 of $1,415 million.  Other notable items netted to a charge of $0.7 billion; $1.1 billion related to the third quarter net charges noted above partially offset by net gains of $0.4 billion in the first six months.   The net gains included:  $0.4 billion of gains related to activities to reduce interest rate exposures and $0.4 billion of other investment related gains, partially offset by a $0.2 billion charge for P&C reinsurance claims related to the earthquake in Japan and the $0.2 billion expected cost of macro equity hedges.

For the nine months ended September 30, 2010, we reported a net loss attributed to shareholders of $3,459 million and net loss excluding the direct impact of equity markets and interest rates of $1,632 million.

B2           U.S. GAAP results

Net income in accordance with U.S. GAAP11 for the third quarter of 2011 was $2,230 million, $3,414 million higher than our results under IFRS.  Variable annuity accounting differences totaled $2,520 million and investment related accounting differences totaled $900 million.

As we are no longer reconciling our annual financial results under U.S. GAAP in our consolidated financial statements, net income in accordance with U.S. GAAP is considered a non-GAAP financial measure. A reconciliation of the major differences in net income attributed to shareholders for the third quarter is as follows:

10	Net income excluding the direct impact of equity markets and interest rates is a non-GAAP measure. See “Performance and non-GAAP Measures” below.

11	Net income in accordance with U.S. GAAP is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

2011 Third Quarter Press Release & Management’s Discussion and Analysis

C$ millions (unaudited) For the quarter ended September 30,	2011	2010
Net loss attributed to shareholders in accordance with IFRS	$(1,277)	$(2,249)
Non-controlling interest and participating policyholders’ income under IFRS	93	72
Net loss in accordance with IFRS	$(1,184)	$(2,177)
Key earnings differences:
For variable annuity guarantee liabilities	$2,520	$193
Related to the impact of mark-to-market accounting and investing activities on investment income and policy liabilities under IFRS(a) compared to net realized gains on investments supporting policy liabilities under U.S. GAAP	900	340
New business differences including acquisition costs	(51)	(59)
Charges due to lower fixed income ultimate reinvestment rate assumptions used in the valuation of policy liabilities under IFRS only	67	309
Changes in actuarial methods and assumptions	307	1,415
Gain on sale of Life Retrocession business	(308)	-
Goodwill impairment	-	(268)
Other differences	(21)	35
Total earnings differences	$3,414	$1,965
Net income (loss) in accordance with U.S. GAAP	$2,230	$(212)

(a)
Until the new IFRS standard for insurance contracts is effective, the requirements under prior Canadian GAAP  for the valuation of insurance liabilities (CALM) will be maintained.  Under CALM, the measurement of insurance liabilities is based on projected liability cash flows, together with estimated future premiums and net investment income generated from assets held to support those liabilities.

The primary earnings differences in accounting bases relate to:

•
Accounting for variable annuity guarantee liabilities – IFRS follows a predominantly “mark-to-market” accounting approach to measure variable annuity guarantee liabilities whereas U.S. GAAP only uses “mark-to-market” accounting for certain benefit guarantees, and reflects the Company’s own credit standing in the measurement of the liability.  We reported a net gain in our total variable annuity businesses under U.S. GAAP as the increase in the variable annuity guarantee liabilities was more than offset by the significant dynamic hedge asset gains recorded in the quarter.   This compared to a net loss under IFRS.

•
Investment income and policy liabilities – Under IFRS, accumulated unrealized gains and losses arising from investments and derivatives supporting policy liabilities are largely offset in the valuation of the policy liabilities. The third quarter 2011 IFRS impacts on insurance liabilities of fixed income reinvestment assumptions, general fund equity investments, activities to reduce interest rate exposures and certain market and trading activities of ($487) million (2010 – gain of $140 million) compared to U.S. GAAP net realized gains on investments supporting policy liabilities of $413 million (2010 – gain of $480 million) including net unrealized losses on interest rate swaps in the surplus segment not in a hedge accounting relationship under U.S. GAAP of $633 million (2010 – net loss of $120 million).

•
Differences in the treatment of acquisition costs and other new business items – acquisition costs that are related to and vary with the production of new business are explicitly deferred and amortized under U.S. GAAP but are recognized as an implicit reduction in insurance liabilities along with other new business gains and losses under IFRS. In the third quarter, IFRS results benefited from lower new business strain compared to U.S. GAAP.

•
Changes in actuarial methods and assumptions – The charges recognized under IFRS from the annual review of actuarial methods and assumptions of $651 million (2010 – charge of $1,725 million) excluding URR changes compared to charges of $344 million (2010 – charge of $310 million) on a U.S. GAAP basis as actuarial methods and assumptions for

2011 Third Quarter Press Release & Management’s Discussion and Analysis

traditional long-duration products are generally “locked-in” at issuance unless the expected premiums are not sufficient to cover the expected benefits and related expenses.

•
Gain on sale of Life Retrocession business – The total IFRS gain of $303 million compares to a total gain of $216 million under U.S. GAAP which is deferred and amortized over the expected life of the reinsurance agreement.  The third quarter 2011 U.S. GAAP results reflect a loss of $5 million net of the quarterly gain amortization and transaction and other expenses.

Total equity in accordance with U.S. GAAP12 as at September 30, 2011 was approximately $15.8 billion higher than under IFRS. Of this difference, approximately $9.9 billion is attributable to the higher cumulative net income on a U.S. GAAP basis with the remaining difference primarily attributable to the treatment of unrealized gains on fixed income investments and derivatives in a cash flow hedging relationship which are reported in equity under U.S. GAAP, but where the investments and derivatives are supporting policy liabilities, these accumulated unrealized gains are largely offset in the valuation of the policy liabilities under IFRS.  The fixed income investments and derivatives have significant unrealized gains as a result of the current low levels of interest rates.  The majority of the difference in equity between the two accounting bases as at September 30, 2011 arises from our U.S. businesses.

A reconciliation of the major differences in total equity is as follows:

(C$ millions) As at	September 30, 2011	December 31, 2010
Total equity in accordance with IFRS	$25,343	$24,675
Differences in shareholders’ retained earnings and participating policyholders’ equity	9,852	6,790
Difference in Accumulated Other Comprehensive Income attributable to:
(i) Available-for-sale securities and others;	4,282	1,723
(ii) Cash flow hedges; and	2,432	458
(iii) Translation of net foreign operations(a)	(905)	(1,418)
Differences in share capital, contributed surplus and non- controlling interest in subsidiaries	166	162
Total equity in accordance with U.S. GAAP	$41,170	$32,390

(a)	Reflects the net difference in the currency translation account after the re-set to zero through retained earnings upon adoption of IFRS at January 1, 2010.

B3           Total Company sales and total Company premiums and deposits13

Our sales14 results as well as our premiums and deposits15 are in line with our strategy of accelerating the growth of products that have favourable return on capital and with lower risk profiles while at the same time pulling back or eliminating products that give rise to earnings sensitivity or produce low returns on capital employed.  To measure progress on these goals, we separately report the sales and the premiums and deposits of product lines we are targeting for growth from those that are not targeted for growth.

Sales measures:

•	Total Company insurance sales for products we are targeting for growth were $564 million in the third quarter of 2011, an increase of five per cent over the same period in 2010. As

12	Total equity in accordance with U.S. GAAP is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

13	Growth in sales and premiums and deposits is stated on a constant currency basis. Constant currency basis is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

14	Sales is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

15	Premiums and deposits is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

2011 Third Quarter Press Release & Management’s Discussion and Analysis

expected, third quarter insurance sales in Japan declined and, as a result, overall sales in Asia were three per cent lower than the prior year despite strong growth in Hong Kong and the ASEAN territories. In the U.S. we reported growth of 42 per cent while sales in Canada grew by three per cent.

•
Total Company wealth sales for products we are targeting for growth exceeded $7 billion for the third quarter, an increase of 12 per cent over the same period in 2010.  Sales in the U.S. accounted for 60 per cent of this category and grew 16 per cent with solid growth in mutual fund sales and in JH Retirement Plan Services, slightly offset by lower sales in JH Fixed Products.  Sales in Asia increased 20 per cent as a result of broad based growth, most notably in Hong Kong, Taiwan and Indonesia. In Canada overall wealth sales increased two per cent, benefiting from record mutual fund deposits and a 61 per cent sales increase in Group Retirement Solutions. Growth in Canada was dampened by Manulife Bank loan volumes that were in line with the prior year and by lower fixed product sales.

•
Total Company insurance sales of products not targeted for growth (universal life products with lifetime no-lapse guarantees, guaranteed non-par whole life and long-term care products in U.S. Insurance) declined 10 per cent for the third quarter of 2011 compared to the third quarter of 2010.

•
Third quarter 2011 sales of wealth products that are not targeted for growth (variable annuities across all geographies (other than InvestmentPlus in Canada) and book value fixed deferred annuities in the U.S.) totaled $0.9 billion, a decline of 19 per cent compared to the third quarter of 2010.

Premiums and deposits (“P&D”) measures:

•
Total Company third quarter P&D of $4.6 billion for insurance products that we are targeting for growth was up three per cent, on a constant currency basis, over the third quarter of 2010 with strong growth across Asia and also in targeted U.S. Life products partially offset by lower premiums in the Reinsurance segment following the sale of the Life Retrocession business.

•
Total Company P&D for the wealth businesses we are targeting for growth was $9.1 billion for the third quarter of 2011, an increase of 15 per cent on a constant currency basis compared to the same quarter in the prior year.  Growth was driven by strong mutual fund sales in North America and Asia.

•
Total Company P&D for the insurance lines we are not targeting for growth for the third quarter of 2011 was $0.9 billion, a decrease of two per cent on a constant currency basis from the third quarter of 2010. The decline reflects lower sales in this category and success in switching U.S. sales to targeted growth products.

•
Total Company P&D for the wealth products we are not targeting for growth (VA across all geographies (other than InvestmentPlus in Canada) and book value fixed deferred annuities in the U.S.) amounted to $0.9 billion for the third quarter of 2011.  This result represents a year-over-year decrease of 19 per cent compared to the third quarter of 2010.

B4           Funds under management16

Total funds under management as at September 30, 2011 were $492 billion, an increase of $11 billion from June 30, 2011 and an increase of $16 billion over September 30, 2010.  Contributing to the 12 month increase was $13 billion related to investment returns. This result was dampened by equity market declines over the past 12 months partially offset by the impact of lower interest rates. Also contributing to the growth in funds under management were $8 billion of net positive policyholder cash flows and $6 billion due to the weaker Canadian dollar. These

16	Funds under management is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

2011 Third Quarter Press Release & Management’s Discussion and Analysis

items were partially offset by $11 billion of expenses, commissions, taxes and other movements.

B5           Capital

Total capital was $28.9 billion as at September 30, 2011 compared to $27.8 billion as at September 30, 2010.  The net $1.1 billion increase over the last 12 months was driven by net income of $2.1 billion and $0.5 billion due to the weaker Canadian dollar partially offset by cash dividends of $0.7 billion and $0.8 billion of lower unrealized gains on AFS equity securities and other items.

Capital update

As at September 30, 2011 MLI reported a MCCSR ratio of 219 per cent.  As outlined above, this strong position reflects the results of our efforts to lower our risk profile and the strengthening of our balance sheet.

The key drivers of the 22 point decline from June 30, 2011 were:

•
The continued phase-in of the adoption of IFRS and the Office of the Superintendent of Financial Institutions’ (“OSFI”) elimination of MCCSR credit for asset risk transfer under related party reinsurance agreements reduced the ratio by four points.

•	The growth in required capital reduced the ratio by approximately eight points.

•	The current quarter loss (net of the sale of the Life Retrocession business) and net of cash dividends paid to shareholders reduced the ratio by approximately 15 points.

•	Partially offset by the sale of Life Retrocession business, effective July 1, 2011 which increased the ratio by approximately six points.

Under the IFRS transition guidance outlined by OSFI, the impact of IFRS adoption on available capital is largely phased-in over an eight quarter period which began with the first quarter of 2011.  The impact on required capital is not subject to the phase-in rules. The phased-in adoption of IFRS reduced MLI’s MCCSR ratio by approximately four points over the first nine months of 2011 and is expected to reduce the ratio by approximately a further two points over the remainder of the two year phase-in period ending with the fourth quarter of 2012.

Under the 2011 MCCSR guidelines, asset risk required capital cannot be transferred via a reinsurance agreement unless the assets are also transferred.  This change, which is phased in over 2011, results in higher required capital for MLI, reducing MLI’s MCCSR ratio over the first nine months of 2011 by approximately nine points and is expected to reduce by a further three points in the fourth quarter of 2011.

2011 Third Quarter Press Release & Management’s Discussion and Analysis

C           PERFORMANCE BY DIVISION

C1           Asia Division

	Quarterly results
Canadian dollars	3Q 2011	2Q 2011	3Q 2010
Net income (loss) attributed to shareholders (millions)	$(712)	$28	$568
Premiums & deposits for products targeted for growth (millions)	2,431	2,650	2,106
Premiums & deposits for products not targeted for growth (millions)	117	109	159
Funds under management (billions)	70.7	68.1	66.9
U.S. dollars
Net income (loss) attributed to shareholders (millions)	$(726)	$28	$546
Premiums & deposits for products targeted for growth (millions)	2,479	2,740	2,030
Premiums & deposits for products not targeted for growth (millions)	118	112	154
Funds under management (billions)	68.1	70.6	65.0

Asia Division recorded a net loss attributed to shareholders of US$726 million for the third quarter of 2011 compared to net income of US$546 million for the third quarter of 2010.  Included in the third quarter of 2011 results were charges of US$950 million (2010 – gains of US$329 million) related to the direct impact of equity markets and interest rates, charges on variable annuity guarantee liabilities that are dynamically hedged and other investment experience related gains and losses.  These charges were primarily related to the reserve strengthening of the variable annuity business in Japan.  Net income attributed to shareholders excluding these items was up by US$7 million compared to the third quarter of 2010.  The year-to-date net loss attributed to shareholders was US$341 million compared to net income of US$282 million for the same period of 2010.

Premiums and deposits for products targeted for growth for the third quarter of 2011 were US$2.5 billion, up 16 per cent from the third quarter of 2010 on a constant currency basis.  Premiums and deposits for insurance products17 of US$1.4 billion were driven by robust in-force growth of our insurance business from all territories. Wealth management premiums and deposits for products targeted for growth of US$1.1 billion were driven higher by a successful fund launch in Taiwan and higher unit linked product sales in Indonesia.

Funds under management as at September 30, 2011 were US$68.1 billion and in line with September 30, 2010 on a constant currency basis. Net policyholder cash inflows of US$4.4 billion across the territories were mostly offset by the impact of the declines in equity markets.

17 All Asia Division insurance products are targeted for growth.

2011 Third Quarter Press Release & Management’s Discussion and Analysis

C2           Canadian Division

	Quarterly results
Canadian dollars	3Q 2011	2Q 2011	3Q 2010
Net income (loss) attributed to shareholders (millions)	$(96)	$260	$388
Premiums & deposits for products targeted for growth (millions)	3,558	3,980	3,472
Premiums & deposits for products not targeted for growth (millions)	384	409	340
Funds under management (billions)	118.4	117.8	109.5

Canadian Division reported a net loss attributed to shareholders of $96 million for the third quarter of 2011 compared to net income of $388 million for the third quarter of 2010.  Included in the net loss attributed to shareholders in the third quarter of 2011 were net experience losses of $351 million (2010 – earnings of $130 million) related to the direct impact of equity markets and interest rates, charges on variable annuity guarantee liabilities that are dynamically hedged and other investment experience related gains and losses.

Excluding the above noted items, net income attributed to shareholders of $255 million declined by $3 million as compared to the third quarter of 2010.  The positive impact of growth in the Canadian wealth management operations and Manulife Bank was partially offset by the costs associated with additional hedging of variable annuity guarantees during the second half of 2010.  While both years included favourable one-time impacts related to the closure of prior years’ tax issues, in 2011 these gains were significantly lower than in the third quarter of 2010.  Year-to-date net income attributed to shareholders was $669 million compared to $590 million for the same period of 2010.

Premiums and deposits for products targeted for growth for the third quarter of 2011 were $3.6 billion, up two per cent from the third quarter of 2010.  Premiums and deposits for wealth products targeted for growth were four per cent higher in the third quarter of 2011 as compared to the third quarter of 2010. Retail mutual fund deposits rose by over 30 per cent from a year ago and group retirement deposit activity from a growing block of in-force participants showed strong growth. However, wealth results were dampened by significantly lower sales of fixed products in the continuing low interest rate environment.  Premiums and deposits for insurance products18 were two per cent higher in the third quarter of 2011 as compared to the same period in 2010. Premiums and deposits for variable annuity products not targeted for growth were $0.4 billion in the third quarter of 2011, in line with the third quarter of 2010.

Funds under management grew by eight per cent or $8.9 billion to a record $118.4 billion as at September 30, 2011 compared to September 30, 2010.  The rise reflects business growth driven by the wealth management businesses and Manulife Bank, as well as net increases in the market values of assets, with increases as a result of declining interest rates outweighing the impact from declines in equity markets.

18	All Canadian Division insurance products are targeted for growth.

2011 Third Quarter Press Release & Management’s Discussion and Analysis

C3           U.S. Insurance

	Quarterly results(a)
Canadian dollars	3Q 2011	2Q 2011	3Q 2010
Net income (loss) attributed to shareholders (millions)	$(59)	$303	$162
Premiums & deposits for products targeted for growth (millions)	983	975	988
Premiums & deposits for products not targeted for growth (millions)	857	745	932
Funds under management (billions)	90.8	76.4	77.4

U.S. dollars
Net income (loss) attributed to shareholders (millions)	$(60)	$313	$156
Premiums & deposits for products targeted for growth (millions)	1,002	1,008	951
Premiums & deposits for products not targeted for growth (millions)	874	769	896
Funds under management (billions)	87.4	79.2	75.1

(a) As a result of the sale of the Life Retrocession business, the Company moved its International Group Program business unit to U.S. Insurance.  Prior quarter results have been restated to reflect this change.

U.S. Insurance reported a net loss attributed to shareholders of US$60 million for the third quarter of 2011 compared to net income of US$156 million for the third quarter of 2010.  Included in the net loss attributed to shareholders in the third quarter of 2011 were net experience losses of US$194 million (2010 – US$4 million) related to the direct impact of equity markets and interest rates and other investment experience related gains and losses.  Excluding these items, net income attributed to shareholders declined by US$26 million compared to the third quarter of 2010, due to unfavourable claims experience.  The year-to-date net income attributed to shareholders was US$666 million compared to a net loss of US$675 million for the same period in 2010.

Premiums and deposits for the third quarter for products targeted for growth were US$1.0 billion, five per cent higher than the third quarter of 2010.  Premiums and deposits for the third quarter for products not targeted for growth were US$0.9 billion, two per cent lower than the third quarter of 2010 as a result of transitioning to sales of lower risk products.

Funds under management as at September 30, 2011 were US$87.4 billion, up 16 per cent from September 30, 2010, due to growth in in-force business and an increase in market value of funds under management.

C4           U.S. Wealth Management

	Quarterly results
Canadian dollars	3Q2011	2Q2011	3Q2010
Net income (loss) attributed to shareholders (millions)	$(965)	$130	$366
Premiums & deposits for products targeted for growth (millions)	6,172	6,491	5,794
Premiums & deposits for products not targeted for growth (millions)	418	520	661
Funds under management (billions)	185.7	187.5	186.5

U.S. dollars
Net income (loss) attributed to shareholders (millions)	$(984)	$134	$352
Premiums & deposits for products targeted for growth (millions)	6,292	6,707	5,574
Premiums & deposits for products not targeted for growth (millions)	426	537	636
Funds under management (billions)	178.7	194.4	181.1

2011 Third Quarter Press Release & Management’s Discussion and Analysis

U.S. Wealth Management reported a net loss attributed to shareholders of US$984 million for the third quarter of 2011 compared to net income of US$352 million for the third quarter of 2010.  Included in the net loss attributed to shareholders in the third quarter of 2011 were net experience losses of US$1,119 million (2010 – gains of US$194 million) related to the direct impact of equity markets and interest rates, charges on variable annuity guarantee liabilities that are dynamically hedged and other investment experience related gains and losses.  Excluding these items, net income attributed to shareholders declined by US$23 million compared to the third quarter of 2010 primarily driven by the costs associated with the hedging of additional in-force variable annuity guaranteed value, the impact of lower sales of fixed annuities and higher acquisition costs related to higher sales of mutual funds.  Partially offsetting these was higher fee income in Wealth Asset Management from higher average assets under management. The year-to-date net loss attributed to shareholders was US$533 million compared to net income of US$184 million for the same period in 2010.

Premiums and deposits for wealth products targeted for growth for the third quarter of 2011 were US$6.3 billion, up 13 per cent from US$5.6 billion for the third quarter of 2010, primarily due to a 22 per cent increase in Wealth Asset Management sales. Premiums and deposits for wealth products not targeted for growth were US$0.4 billion for the third quarter of 2011, down 33 per cent from US$0.6 billion for the third quarter of 2010, as a result of ongoing risk management initiatives.

Funds under management as at September 30, 2011 were US$178.7 billion, down one per cent from US$181.1 billion as at September 30, 2010. Over the twelve months ended September 30, 2011, Wealth Asset Management net sales of US$5.0 billion and positive investment returns were more than offset by surrender and benefit payments in JH Variable Annuities and JH Fixed Products.

C5           Corporate and Other

	Quarterly results(a)
Canadian dollars	3Q 2011	2Q 2011	3Q 2010
Net income (loss) attributed to shareholders (millions)	$555	$(231)	$(3,733)
Funds under management (billions)	26.2	31.0	35.7
(a)
As a result of the sale of the Life Retrocession business, the Company moved its P&C Reinsurance business and run-off variable annuity reinsurance business to Corporate and Other. In addition, prior quarters have been restated to include the Life Retrocession business sold effective July 1, 2011.

Corporate and Other is comprised of:
•	the earnings on assets backing capital, net of amounts allocated to operating divisions,

•	changes in actuarial assumptions,

•	Investment Division’s external asset management business,

•	Property and Casualty (“P&C”) reinsurance business,

•	run-off reinsurance operations including variable annuities and accident and health,

•	settlement costs for macro equity hedges and other non operating items, and

•	prior quarter amounts have been restated to include the Life Retrocession business that was sold effective July 1, 2011.

Corporate and Other reported net income attributed to shareholders of $555 million for the third quarter of 2011 compared to a net loss of $3,733 million for the third quarter of 2010.

2011 Third Quarter Press Release & Management’s Discussion and Analysis

Notable items included in the net income attributed to shareholders in the third quarter of 2011 totaled $622 million:
•	$775 million of gains on macro equity hedges,

•	$303 million gain on the sale of the Life Retrocession business,

•	$301 million of realized gains on AFS bonds and derivative positions,

•	$39 million loss from P&C and run-off reinsurance operations as a result of the direct impact of equity markets and interest rates,

•	$67 million charge due to true-up of the second quarter charge for fixed income URR assumptions used in the valuation of policy liabilities, and

•	$651 million charge related to changes in actuarial methods and assumptions.

Notable items included in the net income attributed to shareholders in the third quarter of 2010 totaled $(3,771) million:

•	$579 million of realized gains on AFS bonds and derivative positions,

•	$14 million gain from P&C and run-off reinsurance operations as a result of the direct impact of equity markets and interest rates,

•	$309 million charge due to lower fixed income ultimate reinvestment rate (URR) assumptions used in the valuation of policy liabilities,

•	$1,725 million charge related to other changes in actuarial methods and assumptions, and

•	$2,330 million related to the impairment of goodwill.

Excluding the above notable items, the net loss for the third quarter of 2011 was $67 million, a decline of $105 million compared to the net income of $38 million in the same period last year. Contributing to this decline were losses of $23 million on a Property and Casualty claims provision resulting from new information related to the impact of the earthquake in New Zealand earlier in the year, a decrease in realized gains on AFS equities of $32 million, an increase of $14 million of other than temporary impairments on AFS equities, and non-recurring tax related gains of $41 million on closed tax years recognized in the third quarter of 2010.

The year-to-date net loss attributed to shareholders was $266 million compared to a loss of $3,858 million for the same period of 2010.

Premiums for the third quarter of 2011 were $18 million, down 87 per cent from the third quarter of 2010 on a constant currency basis.  This decline reflects the loss of premiums resulting from the sale of the Life Retrocession business.

Funds under management as at September 30, 2011 include assets managed by Manulife Asset Management on behalf of institutional clients of $22.9 billion (2010 – $22.7 billion) and $3.3 billion (2010 – $13.0 billion) of the Company’s own funds.  The decline in the Company’s own funds relates to our segmented reporting of derivative balances.  The operating divisions report positions on a net basis, the Corporate and Other segment includes the adjustment to gross up the balance sheet derivative assets and liabilities.  As a result of the increased hedging activity and market changes, this adjustment is significantly larger than last year. Also contributing to the decline was an increased allocation of capital to the operating divisions.

2011 Third Quarter Press Release & Management’s Discussion and Analysis

D           RISK MANAGEMENT AND RISK FACTORS UPDATE

For further information relating to our risk management practices and risk factors affecting the Company, see “Risk Factors” in our most recent Annual Information Form, “Risk Management” and “Critical Accounting and Actuarial Policies” in the MD&A in our 2010 Annual Report and the “Risk Management” note to the consolidated financial statements in our most recent annual and interim reports.

D1           General macro-economic risks

The financial markets in the third quarter were dominated by ongoing uncertainty surrounding the macro environment. In the third quarter we saw substantial declines in equity markets and interest rate levels, exceptional equity market volatility and monetary policy actions that lowered long-term treasury rates in the U.S. Under the Canadian insurance accounting and regulatory capital regimes, current market conditions are largely reflected in our current period results.

Continued poor or worsening economic conditions could result in further material charges to income and reductions in our capital position, notwithstanding our improved risk profile and strong underlying regulatory capital position.

Management recognizes that deterioration in the economic conditions over the medium term has put pressure on achieving its objective to grow earnings to $4 billion by 201519, announced in November 2010.  While management remains committed to this earnings objective, additional headwinds and related risk factors have become evident over the last few months which may result in an inability to achieve such objective.  For example:

•
Actions taken by management to bolster capital and further reduce the Company’s risk profile could reduce earnings. For example, in the second quarter of 2011, the Company entered into a third party mortality and lapse reinsurance agreement which contributed six points to MLI’s MCCSR but which will reduce future earnings. In addition, as outlined above, the sale of the Life Retrocession business which generated a gain of $303 million, increasing the MLI MCCSR ratio by six points, is expected to reduce earnings by approximately $50 million per annum.  Additional actions that the Company may take to bolster near-term regulatory capital ratios or accelerate its plans to reduce equity market and interest rate exposures could reduce the earnings objective for 2015 and beyond.

•
A period of flat equity markets would represent underperformance relative to our long-term valuation assumption and would negatively impact earnings.  In addition, there can be no assurance that our dynamic hedging strategy will fully offset the risks arising from the variable annuities being hedged. The publicly traded equity performance risk measures outlined below show the potential impact on net income attributed to shareholders resulting from an immediate 10, 20 and 30 per cent change in market values of publicly traded equities followed by a return to the expected level of growth assumed in the valuation of policy liabilities.  Expected long-term annual market growth assumptions for public equities pre-dividends for key markets are based on long-term historical observed experience and are 7.6% per annum in Canada, 8.0% per annum in the U.S., 5.2% per annum in Japan and 9.5% per annum in Hong Kong.  Explicit margins for adverse deviation are applied to these assumptions, or implicit margins are determined through stochastic valuation processes, each of which results in lower net yields used in the valuation. Non-fixed income assumptions are based on asset class but are largely consistent with total returns assumed for public equities.

•	A prolonged low interest environment would result in charges related to lower fixed income URR and new business strain.

19           See “Caution regarding forward-looking statements” below.

2011 Third Quarter Press Release & Management’s Discussion and Analysis

-
The fixed income URR is based on five and ten year rolling average of government bond rates and, if current rates persist in 2012, we would expect to take a charge potentially greater than the $437 million reported in 2011.  If the rates persist for the next ten years, the fixed income URR would continue to decline and could result in cumulative after-tax charges over the ten year period of $2 to $3 billion of which $1 to $2 billion would be expected to be accrued over the four year period ending 2015, under current Canadian Actuarial Standards.  As noted in section D6 “Interest Rate and Spread Risk” below, our current valuation booking scenario could change if interest rates decline further, resulting in additional charges to those noted above.

-
In addition, the difference between the current investable returns and the returns used in pricing new business are generally capitalized when new business is written. Lower interest rates result in higher new business strain until products are re-priced.

-
Fixed income reinvestment rates other than URR are based on current market rates. The net income sensitivity to changes in current rates is outlined in section “D6 Interest rate and spread risk” below.

•	Other potential consequences of poor economic conditions include:

-	Low interest rates could negatively impact sales.

-	Lower sales volumes could put increased pressure on our ability to maintain operating expense levels within the levels provided for in the policy liability valuation.

-
Lower risk free rates tend to increase the dynamic and macro equity hedging costs. Under certain market conditions, which include a sustained increase in realized equity and interest rate volatilities, a decline in interest rates or equity markets, or an increase in the correlation between equity market declines and interest rate declines, the costs of hedging the benefit guarantees provided in variable annuities may increase or become uneconomic.

-	The re-investment of cash flows into low yielding AFS bonds could result in lower future earnings on surplus.

-	Lower sales volumes and lower margin sales could result in lower future profit.

-	A lower interest rate environment could be correlated with other macro-economic factors including unfavourable economic growth and lower returns on other asset classes.

-	Lower interest rates could contribute to potential impairments of goodwill.

D2           Regulatory capital, actuarial and accounting risks

As outlined in our 2010 Annual Report, as a result of the financial crisis, financial authorities and regulators in many countries are reviewing their capital requirements and considering potential changes.

While the impact of these changes is uncertain, we anticipate that regulators, rating agencies and investors will expect higher levels of capital going forward. These changes could further limit the ability of the insurance subsidiaries to pay dividends or make distributions and could have a significantly adverse effect on MFC’s capital mobility, including its ability to pay dividends to shareholders, buy back its shares and service its debt.

Future regulatory capital, actuarial and accounting changes could have a material adverse effect on the Company’s consolidated financial statements and regulatory capital both at transition and subsequently.  We may be required to raise additional capital, which could be dilutive to existing shareholders, or to limit the new business we write.

2011 Third Quarter Press Release & Management’s Discussion and Analysis

Some recent examples of regulatory and professional standard developments which could impact our capital position include the following:

Until the new IFRS standard for insurance contracts is completed and effective, our policyholder liabilities continue to be valued under standards established by the Canadian Institute of Actuaries (CIA).  The CIA has under development potential updates to calibration parameters for segregated fund guarantee reserves, which could have a material adverse impact on both our financial statements and our Canadian regulatory capital.

If the amendments to IAS 19 “Employee Benefits” which are effective for fiscal years beginning on or after January 1, 2013 are also incorporated into the MCCSR formula, it could result in a material reduction in available capital and therefore a reduction in our MCCSR ratio.  At December 31, 2010, the consolidated unrecognized net actuarial loss for the Company’s pension and post-employment benefits was $839 million and $25 million, respectively, which if it persisted at the date of adoption would be reflected in equity upon adoption and could reduce MLI’s MCCSR ratio by approximately seven points assuming that regulatory capital includes this component of other comprehensive income in the future.

In a development concerning U.S. statutory accounting practices potentially affecting U.S. Life insurers, including John Hancock, the National Association of Insurance Commissioners (NAIC) is reviewing a proposal from a technical committee to change actuarial standards for certain universal life (UL) products pursuant to Actuarial Guideline 38 (AG38).  The proposal has received a significant amount of commentary from the industry and the review process is at an early stage.  John Hancock currently maintains adequate and appropriate liabilities for the products that fall under AG38.  The Company is unable at this time to determine the nature or extent of potential changes or the impact of any such changes to AG38.  However, if any changes were applied retroactively they could have a material adverse impact on John Hancock’s statutory capital position.

D3           Market risk hedging strategies

As a result of the dynamic and macro hedges, as at September 30, 2011, we estimate that approximately 57 to 66 per cent of our underlying earnings sensitivity to a 10 per cent decline in equity markets would be offset by hedges. The lower end of the range assumes that the dynamic hedge assets would cover 80 per cent of the loss from the dynamically hedged variable annuity guarantee liabilities and the upper end of the range assumes the dynamic hedge assets would completely offset the loss from the dynamically hedged variable annuity guarantee liabilities. The range at June 30, 2011 was 60 to 66 per cent.

As previously communicated, our goal is to have approximately 60 per cent of the underlying earnings sensitivity to equity markets offset by hedges by the end of 2012 and 75 per cent by the end of 2014. The Company intends to further reduce its exposure through a combination of time-scheduled and market-trigger based actions.

The Company’s stated goal is to reduce its interest rate exposures, as measured by the sensitivity of net income attributed to shareholders to a 100 basis point parallel decline in interest rates, to achieve a maximum exposure of $1.65 billion and $1.1 billion, as at year end 2012 and 2014, respectively.  As at September 30, 2011, the sensitivity of our net income to a 100 basis point decline was $1.0 billion, which was ahead of our 2014 year end goal.

There can be no assurance that the Company's exposure to equity performance and movements in interest rates will be reduced to or remain within our 2012 or 2014 targets. We may be unable to hedge our existing unhedged business as outlined in our risk reduction plans, or if we do so, we may be required to record a charge to income when we initiate hedging. Under certain market conditions, which include a sustained increase in realized equity and interest rate volatilities, a decline in interest rates or equity markets, or an increase in the correlation between equity market declines and interest rate declines, the costs of hedging the benefit guarantees provided in variable annuities may increase or become uneconomic, in

2011 Third Quarter Press Release & Management’s Discussion and Analysis

which case we may reduce or discontinue sales of certain of these products.  In addition, there can be no assurance that our dynamic hedging strategy will fully offset the risks arising from the variable annuities being hedged.

Our hedging strategies expose the Company to additional risks. Hedging relies on the execution of derivative transactions and the ability to execute may be negatively impacted if markets for these instruments become illiquid. Hedging also subjects the Company to the risk of increased funding and collateral demands which may become significant as markets rise.

D4           Variable annuity and segregated fund guarantees

As at September 30, 2011, approximately 63 per cent of the guarantee value was either dynamically hedged or reinsured, compared to 64 per cent at June 30, 2011. The business dynamically hedged at September 30, 2011 comprises 59 per cent of the variable annuity guarantee values, net of amounts reinsured.  We continued to dynamically hedge virtually all new variable annuity business written and we did not hedge any additional in-force business during the quarter.

Guarantees on variable products and segregated funds may include one or more of death, maturity, income and withdrawal guarantees.  Variable annuity and segregated fund guarantees are contingent and only payable upon the occurrence of the relevant event, if fund values at that time are below guaranteed values.  Depending on future equity market levels, liabilities on current in-force business could be due primarily in the period from 2015 to 2038.

The table below shows selected information regarding the Company’s variable annuity guarantees gross and net of reinsurance and the business dynamically hedged.

Variable annuity and segregated fund guarantees

As at	September 30, 2011			June 30, 2011
(C$ millions)	Guarantee value	Fund value	Amount at risk(d)	Guarantee value	Fund value	Amount at risk(d)
Guaranteed minimum income benefit(a)	$7,866	$5,346	$2,522	$7,529	$5,921	$1,620
Guaranteed minimum withdrawal benefit	66,394	55,229	11,429	62,048	57,178	5,933
Guaranteed minimum accumulation benefit	24,123	23,166	3,095	22,811	23,850	1,947
Gross living benefits(b)	$98,383	$83,741	$17,046	$92,388	$86,949	$9,500
Gross death benefits(c)	15,880	11,495	3,958	15,127	12,085	2,478
Total gross of reinsurance and hedging	$114,263	$95,236	$21,004	$107,515	$99,034	$11,978
Living benefits reinsured	$6,787	$4,600	$2,187	$6,500	$5,106	$1,402
Death benefits reinsured	4,610	3,441	1,351	4,420	3,731	875
Total reinsured	$11,397	$8,041	$3,538	$10,920	$8,837	$2,277
Total, net of reinsurance	$102,866	$87,195	$17,466	$96,595	$90,197	$9,701
Living benefits dynamically hedged	$55,312	$49,179	$7,469	$52,441	$51,589	$3,402
Death benefits dynamically hedged	5,267	3,386	982	4,990	3,410	438
Total dynamically hedged	$60,579	$52,565	$8,451	$57,431	$54,999	$3,840
Living benefits retained	$36,284	$29,962	$7,390	$33,447	$30,254	$4,696
Death benefits retained	6,003	4,668	1,625	5,717	4,944	1,165
Total, net of reinsurance and dynamic hedging	$42,287	$34,630	$9,015	$39,164	$35,198	$5,861

(a)	Contracts with guaranteed long-term care benefits are included in this category.
(b)	Where a policy includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category as outlined in footnote (c).
(c)	Death benefits include stand-alone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.

2011 Third Quarter Press Release & Management’s Discussion and Analysis

(d)
Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value.  This amount is not currently payable.  For guaranteed minimum death benefit, the net amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance. For guaranteed minimum income benefit, the net amount at risk is defined as the excess of the current annuitization income base over the current account value. For all guarantees, the net amount at risk is floored at zero at the single contract level.

The policy liabilities established for these benefits were $10,697 million at September 30, 2011 (June 30, 2011 – $3,236 million).  These policy liabilities included the policy liabilities for both the hedged and the unhedged business. For unhedged business, policy liabilities were $3,915 million at September 30, 2011 (June 30, 2011 – $1,979 million).  The policy liabilities for the hedged block were $6,782 million at September 30, 2011 (June 30, 2011 – $1,257 million).

Caution related to sensitivities

In this document, we have provided sensitivities and risk exposure measures for certain risks.  These include the sensitivity due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting the Company’s assets and liabilities at that date and the actuarial factors, investment returns and investment activity we assume in the future. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged.  Actual results can differ significantly from these estimates for a variety of reasons including the interaction among these factors when more than one changes, changes in actuarial and investment return and future investment activity assumptions, actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors, and the general limitations of our internal models.  For these reasons, these sensitivities should only be viewed as directional estimates of the underlying sensitivities for the respective factors based on the assumptions outlined below.  Given the nature of these calculations, we cannot provide assurance that the actual impact on net income attributed to shareholders or on MLI’s MCCSR ratio will be as indicated.

D5           Publicly traded equity performance risk

The macro hedging strategy, which commenced in 2010, is designed to mitigate public equity risk arising from variable annuity guarantees not dynamically hedged and from other products and fees.

Our variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks associated with the guarantees embedded in these products. The profit (loss) on the hedge instruments will not completely offset the underlying (losses) gains related to the guarantee liabilities hedged because:

•	Policyholder behaviour and mortality experience is not hedged;

•	Provisions for adverse deviation in the policy liabilities are not completely hedged;

•	A portion of interest rate risk is not hedged;

•	Fund performance on a small portion of the underlying funds is not hedged due to lack of availability of effective hedging instruments;

•	Performance of the underlying funds hedged may differ from the performance of the corresponding hedge instruments;

•	Correlations between interest and equity markets could lead to unfavourable material second order impacts;

•	Unfavourable realized equity volatility, bond return volatility and interest rate volatility may result in higher than expected rebalancing costs; and

•	Not all other risks are hedged (see MD&A in the 2010 Annual Report).

The tables below show the potential impact on net income attributed to shareholders resulting from an immediate 10, 20 and 30 per cent change in market values of publicly traded equities

2011 Third Quarter Press Release & Management’s Discussion and Analysis

followed by a return to the expected level of growth assumed in the valuation of policy liabilities.  The potential impact is shown before and after taking into account the impact of the change in markets on the hedge assets.  The potential impact is shown assuming that change in value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities and also is shown assuming the change in value is not completely offset.

While we cannot reliably estimate the amount of the change in dynamically hedged variable annuity guarantee liabilities that will not be offset by the profit or loss on the dynamic hedge assets, we make certain assumptions for the purposes of estimating the impact on shareholders’ net income. We report the impact based on the assumption that for a 10, 20 and 30 per cent decrease in the market value of equities, the profit from the hedge assets offsets 80, 75 and 70 per cent, respectively, of the loss arising from the change in the policy liabilities associated with the guarantees dynamically hedged. For a 10, 20 and 30 per cent market increase in the market value of equities the loss on the dynamic hedges is assumed to be 120, 125 and 130 per cent of the gain from the dynamically hedged variable annuity guarantee liabilities, respectively.  It is also important to note that these estimates are illustrative, and that the hedge program may underperform these estimates, particularly during periods of high realized volatility and/or periods where both interest rates and equity markets are unfavourable.

As at September 30, 2011, we estimate that for a 10 per cent decline in publicly traded equity markets the change in the value of the hedge assets would offset 57 to 66 per cent of the underlying impact on net income attributed to shareholders (60 to 66 per cent as at June 30, 2011)20.  The lower end of the range assumes that the dynamic hedge assets offset 80 per cent of the loss from the dynamically hedged variable annuity guarantee liabilities and the upper end of the range assumes the dynamic hedge assets completely offset the loss from the dynamically hedged variable annuity guarantee liabilities.

We added to our macro equity hedges during the third quarter of 2011 by shorting approximately $150 million of equity TOPIX futures contracts.

20
Defined as earnings sensitivity to a 10 per cent decline in public equity markets including settlements on reinsurance contracts existing at September 30, 2010, but before the offset of hedge assets or other risk mitigants.

2011 Third Quarter Press Release & Management’s Discussion and Analysis

Potential impact on annual net income attributed to shareholders arising from changes to public equity returns(a)

As at September 30, 2011
(C$ millions)	-30%	-20%	-10%	+10%	+20%	+30%
Underlying sensitivity of net income attributed to shareholders (b)
Variable annuity guarantees	$(6,140)	$(3,890)	$(1,830)	$1,580	$2,920	$4,010
Asset based fees	(260)	(170)	(80)	80	170	250
General fund equity investments(c)	(310)	(220)	(110)	110	210	320
Total underlying sensitivity	$(6,710)	$(4,280)	$(2,020)	$1,770	$3,300	$4,580
Impact of hedge assets
Impact of macro hedge assets	$1,270	$850	$420	$(420)	$(850)	$(1,270)
Impact of dynamic hedge assets assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	3,150	1,980	920	(750)	(1,350)	(1,810)
Total impact of hedge assets assuming the change in value of the dynamic hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	$4,420	$2,830	$1,340	$(1,170)	$(2,200)	$(3,080)
Net impact assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	$(2,290)	$(1,450)	$(680)	$600	$1,100	$1,500
Impact of assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(d)	(950)	(500)	(190)	(150)	(340)	(550)
Net impact assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(d)	$(3,240)	$(1,950)	$(870)	$450	$760	$950
Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedges if dynamic hedge assets completely offset the change in the dynamically hedged variable annuity guarantee liabilities	66%	66%	66%	66%	67%	67%
Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedge assets if dynamic hedges do not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(d)	52%	54%	57%	75%	77%	79%

(a)	See ”Caution related to sensitivities” above.
(b)
Defined as sensitivity of net income attributed to shareholders to a change in public equity markets including settlements on reinsurance contracts existing at September 30, 2010, but before the offset of hedge assets or other risk mitigants.

(c)
This impact for general fund equities is calculated at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank. The sensitivities assume that the participating policy funds are self supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(d)
For a 10, 20 and 30 per cent market decrease the gain on the dynamic hedge assets is assumed to be 80, 75 and 70 per cent of the loss from the dynamically hedged variable annuity guarantee liabilities, respectively. For a 10, 20 and 30 per cent market increase the loss on the dynamic hedges is assumed to be 120, 125 and 130 per cent of the gain from the dynamically hedged variable annuity guarantee liabilities, respectively. For presentation purposes, numbers are rounded.

2011 Third Quarter Press Release & Management’s Discussion and Analysis

As at June 30, 2011(a)
(C$ millions)	-30%	-20%	-10%	+10%	+20%	+30%
Underlying sensitivity of net income attributed to shareholders (b)
Variable annuity guarantees	$(4,650)	$(2,840)	$(1,260)	$1,000	$1,810	$2,350
Asset based fees	(270)	(180)	(100)	90	180	270
General fund equity investments(c)	(310)	(210)	(100)	100	220	320
Total underlying sensitivity	$(5,230)	$(3,230)	$(1,460)	$1,190	$2,210	$2,940
Impact of hedge assets
Impact of macro hedge assets	$1,360	$910	$450	$(450)	$(910)	$(1,360)
Impact of dynamic hedge assets assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	2,100	1,250	520	(360)	(600)	(790)
Total impact of hedge assets assuming the change in value of the dynamic hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	$3,460	$2,160	$970	$(810)	$(1,510)	$(2,150)
Net impact assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	$(1,770)	$(1,070)	$(490)	$380	$700	$790
Impact of assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(d)	(630)	(320)	(100)	(70)	(160)	(230)
Net impact assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(d)	$(2,400)	$(1,390)	$(590)	$310	$540	$560
Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedges if dynamic hedge assets completely offset the change in the dynamically hedged variable annuity guarantee liabilities	66%	67%	66%	68%	68%	73%
Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedge assets if dynamic hedges do not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(d)	54%	57%	60%	74%	76%	81%

(a)	See ”Caution related to sensitivities” above.
(b)
Defined as sensitivity of net income attributed to shareholders to a change in public equity markets including settlements on reinsurance contracts existing at September 30, 2010, but before the offset of hedge assets or other risk mitigants.

(c)
This impact for general fund equities is calculated at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank. The sensitivities assume that the participating policy funds are self supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(d)
For a 10, 20 and 30 per cent market decrease the gain on the dynamic hedge assets is assumed to be 80, 75 and 70 per cent of the loss from the dynamically hedged variable annuity guarantee liabilities, respectively. For a 10, 20 and 30 per cent market increase the loss on the dynamic hedges is assumed to be 120, 125 and 130 per cent of the gain from the dynamically hedged variable annuity guarantee liabilities, respectively. For presentation purposes, numbers are rounded.

2011 Third Quarter Press Release & Management’s Discussion and Analysis

Potential impact on MLI’s MCCSR ratio arising from public equity returns different than the expected return for policy liability valuation (a),(b)

As at	September 30, 2011						June 30, 2011
(percentage points)	-30%	-20%	-10%	+10%	+20%	+30%	-30%	-20%	-10%	+10%	+20%	+30%
Impact on MLI MCCSR	(34)	(22)	(9)	2	5	6	(23)	(13)	(5)	8	14	21

(a)	See ”Caution related to sensitivities” above.
(b)
For a 10, 20 and 30 per cent market decrease the gain on the dynamic hedge assets is assumed to be 80, 75 and 70 per cent of the loss from the dynamically hedged variable annuity guarantee liabilities, respectively. For a 10, 20 and 30 per cent market increase the loss on the dynamic hedge assets is assumed to be 120, 125 and 130 per cent of the gain from the dynamically hedged variable annuity guarantee liabilities, respectively.

The following table shows the notional value of shorted equity futures contracts utilized for our variable annuity guarantee dynamic hedging and our macro equity risk hedging strategies.

As at
(C$ millions)	September 30, 2011	June 30, 2011
For variable annuity guarantee dynamic hedging strategy	$11,100	$5,700
For macro equity risk hedging strategy	5,000	5,400
Total	$16,100	$11,100

The notional values related to the variable annuity guarantee dynamic hedging strategy increased over the quarter due to the decline in the equity markets.  The notional value of the shorted equity futures related to the macro equity risk hedging strategy declined from June 30th levels due to the equity markets declines, partially offset by additional TOPIX future contracts shorted.

D6           Interest rate and spread risk

To further mitigate our exposure to interest rate risk, in the third quarter of 2011 we executed largely offsetting forward starting interest rate swaps which lengthened the duration of our fixed income investments supporting our liabilities and reduced duration in our surplus segments. These actions reduced the sensitivity of our earnings to interest rate movements, but do not materially impact economic exposures. In addition, forward starting swaps were executed to offset the impact of new business added in the third quarter and to offset other in-force exposures. Finally, longer duration bonds were acquired in our surplus segments to further mitigate interest rate risk.

Over the last twelve months, as part of the activities to lengthen the duration of our fixed income investments we have built up significant Treasury holdings. To add spread income to some of these holdings we are planning to write some credit default swaps (“CDSs”). We do not intend to write CDSs beyond the amount of our Treasury holdings and our plan is to build up a position over a period of several years. All CDS decisions will follow the same rigorous underwriting standards as our cash bond portfolio and we believe the addition of this asset class will allow us to better diversify our overall credit portfolio.

As at September 30, 2011, the sensitivity of our net income attributed to shareholders to a 100 basis point parallel decline in interest rates, as described below, was $1.0 billion, which was ahead of our 2014 year end goal. The 100 basis point parallel decline includes a change of one per cent in current government, swap and corporate rates for all maturities across all markets with no change in credit spreads between government, swap and corporate rates, and with a floor of zero on government rates, relative to the rates assumed in the valuation of policy liabilities, including embedded derivatives. Importantly, the impact does not include any potential changes to the URR assumptions.  In addition, there are other potential impacts to lower interest rate levels including changes to booking scenarios, lower sales, operating expense pressures, higher hedging costs, lower earnings on surplus, lower future expected profit on in

2011 Third Quarter Press Release & Management’s Discussion and Analysis

force business due to lower sales and potentially lower margins, and potential correlation with other macro-economic factors including lower returns on other asset classes.

Potential impact on annual net income attributed to shareholders of an immediate one per cent parallel change in interest rates relative to rates assumed in the valuation of policy liabilities(a),(b),(c),(d)

As at	September 30, 2011				June 30, 2011
(C$ millions)	-100	bp	+100	bp	-100	bp	+100	bp
General fund products(b)	$(400)		$400		$(900)		$800
Variable annuity guarantees(c)	(600)		400		(300)		200
Total	$(1,000)		$800		$(1,200)		$1,000

(a)	See ”Caution related to sensitivities” above.
(b)	The sensitivities assume that the participating policy funds are self supporting and generate no material impact on net income attributed to shareholders as a result of changes in interest rates.
(c)	For variable annuity guarantee liabilities that are dynamically hedged, it is assumed that interest rate hedges are rebalanced at 20 basis point intervals.
(d)
Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business and investment market and activities during the quarter.  Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter’s projection, are reflected in the next quarter’s sensitivities.

The total sensitivity decreased as a result of the additional swaps that were added in the third quarter, offset by the change in booking scenario. The variable annuity guarantee sensitivity increased due to the increase in reserves from lower equity markets and lower interest rates, which led to higher reserves and an overall increase in sensitivity.

Reserves are determined by testing a range of future interest rate scenarios, including those prescribed by actuarial standards of practice.  These future scenarios are derived from interest rates and spreads at the end of the quarter.  The scenario that produces the highest reserve requirement determines the reserve held at the end of the quarter and is called the booking scenario.  Following changes in interest rates and corporate spreads during the third quarter, should interest rates and spreads further decline in parallel and by the amounts indicated, the future interest rate scenario that would produce the highest reserve, or booking scenario, could change in some jurisdictions to a scenario where then current interest rates, spreads and investment in corporate bonds prevail for the lifetime of the business.  This compares to our current booking scenario which begins with current rates grading to a URR with corporate bond spreads that grade to an expected long term level over five years and a linear reduction in future investment in corporate bonds to zero over 20 years.

The impact of the change in the booking scenario, should interest rates and spreads decline in parallel and by the amounts indicated, is incorporated into the earnings sensitivities shown above.  For this reason, the impact of changes less than the amounts indicated are unlikely to be linear relative to this estimate.  The change in booking scenario added approximately $400 million to the impact of a 100 basis point decline in interest rates and $300 million to the impact of a 50 basis point reduction in corporate spreads.  Actual results in the future will be affected by a wide variety of factors and no simple formula can accurately predict the potential impact.

Changes in the market value of the AFS fixed income assets may provide a partial natural economic offset to the interest rate risk arising from our product liabilities. In order for there to also be an accounting offset, the Company would need to sell AFS fixed income investments with appropriate unrealized gains or losses in order to realize the gain or loss.  The Company reported $301 million of net realized gains on AFS fixed income assets and interest rate derivative positions held in surplus segments in the third quarter of 2011 and at September 30, 2011 we had a net after-tax unrealized gain of $128 million on the AFS fixed income assets held in the surplus segments.

2011 Third Quarter Press Release & Management’s Discussion and Analysis

Potential impact on annual net income attributed to shareholders of an immediate one per cent parallel change in interest rates including the impact on the change in market value of AFS fixed income assets in the surplus segment(a),(b)

As at	September 30, 2011				June 30, 2011
(C$ millions)	-100	bp	+100	bp	-100	bp	+100	bp
Impact excluding the change in the market value of AFS fixed income assets held in the surplus segment	$(1,000)		$800		$(1,200)		$1,000
Impact of the change in the market value of AFS fixed income assets held in the surplus segment(b)	700		(700)		600		(600)
Impact including 100% of the change in the market value of AFS fixed income assets held in the surplus segment(b)	$(300)		$100		$(600)		$400

(a)	See “Caution related to sensitivities” above.
(b)
The amount of gain or loss that can be realized on AFS fixed income assets held in the surplus segment will depend on the aggregate amount of unrealized gain or loss.  The table above only reflects the impact of the change in the unrealized position, as the total unrealized position will depend upon the unrealized position at the beginning of the period.

Potential impact on MLI’s MCCSR ratio arising from an immediate one per cent parallel change in interest rates(a)

As at	September 30, 2011				June 30, 2011
(percentage points)	-100	bp	+100	bp	-100	bp	+100	bp
Impact excluding the change in the market value of AFS fixed-income assets held in the surplus segment	(17)		13		(19)		16
Impact including 100% of the change in the market value of the AFS fixed income assets held in the surplus segment(b)	(12)		8		(15)		12

(a)	See ”Caution related to sensitivities” above.
(b)
The amount of gain or loss that can be realized on AFS fixed income assets held in the surplus segment will depend on the aggregate amount of unrealized gain or loss.  The table above only reflects the impact of the change in the unrealized position, as the total unrealized position will depend upon the unrealized position at the beginning of the period.

The following tables show the potential impact on net income attributed to shareholders resulting from a change in credit spreads and swap spreads over government bond rates for all maturities across all markets with a floor of zero on the total interest rate, relative to the spreads assumed in the valuation of policy liabilities.

Potential impact on annual net income attributed to shareholders arising from changes to corporate spreads(a),(b)

As at	September 30, 2011				June 30, 2011
(C$ millions)	-50	bp	+50	bp	-50	bp	+50	bp
Corporate spreads(c),(d),(e)	$(900)		$600		$(500)		$400

(a)	See ”Caution related to sensitivities” above.
(b)	The sensitivity was estimated as 50% of the sensitivity to a 100 basis point change. Actual results may differ materially from these estimates.
(c)
The impact on net income attributed to shareholders assumes no gains or losses are realized on our AFS fixed income assets held in the surplus segment and excludes the impact arising from changes in off-balance sheet bond fund value arising from changes in credit spreads. The sensitivities assume that the participating policy funds are self supporting and generate no material impact on net income attributed to shareholders as a result of changes in corporate spreads.

(d)	Corporate spreads are assumed to grade to the long term average over five years.
(e)
Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business and investment market and activities during the quarter.  Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter’s projection, are reflected in the next quarter’s sensitivities.

2011 Third Quarter Press Release & Management’s Discussion and Analysis

Potential impact on annual net income attributed to shareholders arising from changes to swap spreads(a),(b),(c)

As at	September 30, 2011				June 30, 2011
(C$ millions)	-20	bp	+20	bp	-20	bp	+20	bp
Swap spreads	$600		$(600)		$400		$(400)

(a)	See ”Caution related to sensitivities” above.
(b)
The impact on net income attributed to shareholders assumes no gains or losses are realized on our AFS fixed income assets held in the surplus segment and excludes the impact arising from changes in off-balance sheet bond fund value arising from changes in swap spreads. The sensitivities assume that the participating policy funds are self supporting and generate no material impact on net income attributed to shareholders as a result of changes in swap spreads.

(c)
Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business and investment market and activities during the quarter.  Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter’s projection, are reflected in the next quarter’s sensitivities.

E           ACCOUNTING MATTERS AND CONTROLS

E1           Critical accounting and actuarial policies

Our significant accounting policies under IFRS are described in note 1 to our interim Consolidated Financial Statements for the period ended March 31, 2011.  Significant estimation processes relate to the determination of insurance and investment contract liabilities, evaluation of invested asset impairment, the application of derivative and hedge accounting, assessment of relationships with other entities for consolidation, determination of pension and other post-employment benefit obligations and expenses, income taxes and uncertain tax positions and valuation of goodwill and intangible assets.  In addition, in the determination of the fair values of invested assets, where observable market data is not available, management applies judgment in the selection of valuation models.

Until the new IFRS standard for insurance contracts is completed and effective, our policyholder liabilities continue to be valued under standards established by the Canadian Institute of Actuaries (CIA).

The critical accounting policies and the estimation processes related to the determination of insurance contract liabilities, fair values of financial instruments, the application of derivative and hedge accounting, the determination of pension and other post-employment benefit obligations and expenses, and accounting for income taxes and uncertain tax positions have remained unchanged from practices under prior Canadian GAAP and are described on pages 61 to 69 of our 2010 Annual Report.  For a description of our accounting policy and estimation process related to the evaluation of invested asset impairment, assessment of relationships with other entities for consolidation, and the valuation of goodwill and intangible assets under IFRS, refer to pages 98 to 102 of our Annual Consolidated Financial Statements in our 2010 Annual Report and note 1 to our interim Consolidated Financial Statements for the period ended March 31, 2011.

E2           Actuarial methods and assumptions

Impact of 2011 Q3 changes in assumptions and methodology (by category)

The comprehensive 2011 review of valuation methods and assumptions was completed in the third quarter of 2011.  In conjunction with prudent business practices to manage both product and asset related risks, the selection and monitoring of appropriate valuation assumptions are designed to minimize our exposure to measurement uncertainty related to policy liabilities. While the assumptions selected represent the Company’s current best estimates and assessment of risk, the ongoing monitoring of experience and the economic environment is likely to result in future changes to the valuation assumptions, which could be material.

2011 Third Quarter Press Release & Management’s Discussion and Analysis

The quantification of the impact of the 2011 review of the actuarial methods and assumptions underlying policy liabilities is as of July 1, 2011 for all lines of business except hedged Variable Annuities. For this business, quantification was done as of September 30, 2011 to align with the reflection of updated projected cash flows in the hedging program.

The 2011 review of the actuarial methods and assumptions underlying policy liabilities produced a net increase in the policy liabilities of $815 million in the third quarter. Net of the impacts on participating surplus and minority interests, this resulted in a decrease in net income attributed to shareholders post-tax of $718 million. Year-to-date, the net increase in policy liabilities from valuation method and assumptions reviews is $1,521 million, with an aggregate post-tax impact of $(1,190) million on net income attributed to shareholders.

The following table summarizes the third quarter pre-tax policy liability impact of the basis changes by key category, as well as the corresponding impact on shareholders’ net income (post-tax).

(C$ millions) Assumption	To Policy Liabilities	To Net Income Attributed to Shareholders
Mortality and morbidity
U.S. Life mortality update	$754	$(475)
Other mortality updates	(1,000)	645
Future mortality and morbidity improvements	(180)	97
Lapses and policyholder behaviour
VA lapse update	435	(309)
Insurance lapse update	113	(93)
Expenses	155	(94)
Investment returns
URR update	60	(67)
Other updates	385	(327)
Other valuation model methodology and model refinements	93	(95)
Net impact	$815	$(718)

Mortality and morbidity changes

John Hancock Life Insurance completed a detailed study of life insurance mortality at the older ages.  Based on our own experience as well as industry trends and observations, expected mortality rates at the older issue ages and attained ages were increased resulting in a reserve increase of $754 million (post-tax charge of $475 million).

Other mortality updates, resulting in a reserve reduction of $1,000 million, included updates to U.S. Variable Annuities as well as assumption reviews and updates in Canada, Japan and Singapore.

A reduction in reserves of $180 million resulted from the implementation of future mortality and morbidity improvements in reserves for North American insurance businesses. Valuation standards for reporting on a Canadian IFRS basis were amended in 2011 to allow future mortality improvements to be reflected in reserves where a decrease in reserves results.

2011 Third Quarter Press Release & Management’s Discussion and Analysis

Lapse and policyholder behavior assumptions

Base lapse rates (i.e., lapse rates on out-of-the-money business) and other policyholder behaviour assumptions for Variable Annuity contracts were reduced to reflect more closely observed experience resulting in a reserve increase of $435 million.

Lapse rates and premium persistency assumptions across several insurance business units were updated to reflect updated experience results.  This resulted in a reserve increase of $113 million.

Expenses

Policy liabilities were increased by $155 million to reflect the impact of projected letter of credit costs and expense study updates primarily in the U.S. business units, partially offset by release of redundant expense margins in Canada.

Investment returns

While most updates to the URR assumptions occurred in the second quarter of 2011, the true-up to the second quarter estimates as well as the inclusion of the minor business units that were not included in the second quarter of 2011 resulted in a further reserve increase of $60 million.

Policy liabilities increased by $385 million for updates to commutation rates for GMWB business as well as updates to other non-fixed income assumptions including purchases.

Other valuation model methodology and model refinements

A number of modeling refinements specific to individual business units were made to better model future cash flows that netted to a reserve increase of $93 million.  The major components are reserve increases due to a review of the modeling for payout annuities and refinements to modeling of Guaranteed Withdrawal Amounts partly offset by the impact of a systems conversion in the U.S.

E3           Sensitivity of policy liabilities to changes in assumptions

When the assumptions underlying our determination of policy liabilities are updated to reflect recent and emerging experience or change in outlook, the result is a change in the value of policy liabilities which in turn affects income. The sensitivity of after-tax income to changes in assumptions underlying policy liabilities is shown below, assuming that there is a simultaneous change in the assumption across all business units.

For changes in asset related assumptions, the sensitivity is shown net of the corresponding impact on income of the change in the value of the assets supporting liabilities. In practice, experience for each assumption will frequently vary by geographic market and business and assumption updates are made on a business/geographic specific basis. Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one changes, changes in actuarial and investment return and future investment activity assumptions, actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors, and the general limitations of our internal models.

Most participating business is excluded from this analysis because of the ability to pass both favourable and adverse experience to the policyholders through the participating dividend adjustment.

2011 Third Quarter Press Release & Management’s Discussion and Analysis

Potential impact on net income attributed to shareholders arising from changes in policy liabilities asset related assumptions.

(C $ millions)	Increase (decrease) in after-tax income
As at	September 30, 2011		December 31, 2010
Asset Related Assumptions Updated Periodically in Valuation Basis Changes	increase	decrease	increase	decrease
100 basis point change in ultimate fixed income re-investment rates (a)	$1,700	$(1,900)	$1,500	$(1,900)
100 basis point change in future annual returns for public equities (b)	900	(900)	900	(900)
100 basis point change in future annual returns for other non fixed income assets (c)	4,200	(3,600)	3,100	(2,900)
100 basis point change in equity volatility assumption for stochastic segregated fund modeling (d)	(300)	300	(300)	300

(a)
Current URRs in Canada are 1.60% per annum and 3.70% per annum for short and long-term bonds, respectively, and in the U.S. are 1.10% per annum and 3.90% per annum for short and long-term bonds, respectively.  Since the long-term URRs are based upon a five and ten year rolling average of government bond rates and the URR valuation assumptions are currently higher than the September 30, 2011 government bond rates, continuation of current rates or a further decline could have a material impact on net income.  However, for this sensitivity, we assume the URRs decline with full and immediate effect.

(b)
Expected long-term annual market growth assumptions for public equities pre-dividends for key markets are based on long-term historical observed experience and are 7.6% per annum in Canada, 8.0% per annum in the U.S., 5.2% per annum in Japan and 9.5% per annum in Hong Kong.  These returns are then reduced by margins for adverse deviation to determine net yields used in the valuation.  The amount includes the impact on both segregated fund guarantee reserves and on other policy liabilities.  For a 100 basis point increase in expected growth rates, the impact from segregated fund guarantee reserves is $700 million (December 31, 2010 – $700 million).  For a 100 basis point decrease in expected growth rates, the impact from segregated fund guarantee reserves is $(700) million (December 31, 2010 – $(800) million).

(c)
Other non-fixed income assets include commercial real estate, timber and agricultural real estate, oil and gas, and private equities. The assumed returns on other non-fixed income assets net of provisions for adverse deviation and after taking into account the impact of differential taxation, have a similar impact on policyholder liabilities as the assumptions for public equities.  The increased sensitivity from December 31, 2010 to September 30, 2011 is primarily related to the drop in fixed income rates in the quarter (reducing the rate at which funds can reinvest in) as well as the change in foreign exchange rates in the quarter.

(d)
Volatility assumptions for public equities are based on long-term historic observed experience and are 18.05% per annum in Canada and 16.55% per annum in the U.S. for large cap public equities, and 18.35% per annum in Japan and 34.1% per annum in Hong Kong.

E4	Goodwill impairment testing

As disclosed in our 2010 Annual Report, as a result of the economic conditions and de-risking activities in 2010, the carrying value of goodwill was reduced to its recoverable value for our JH Life, JH Variable Annuities and Canadian Individual Insurance cash generating units.  Going forward, we noted that a further deterioration in economic factors could result in future impairments.

In the fourth quarter of 2011 we will be updating our 2012 business plan including in-force and new business embedded values.  We use these measures in determining the recoverable amount of our businesses in our annual goodwill impairment testing typically completed during the fourth quarter.  While we cannot currently reasonably estimate the impact of these updates, early indications suggest that the current economic environment, including the persistent low interest rates, puts pressure on the recoverable amounts of our life insurance businesses, principally in the U.S. for IFRS goodwill impairment testing purposes. In particular, these updates could result in an impairment of up to US$650 million, the amount of the goodwill allocated to the U.S. Life Insurance business under IFRS. The goodwill impairment testing is expected to be completed during the fourth quarter ending December 31, 2011, with any impairment loss recorded in net income for that period.  If an impairment loss is recorded, it may be material to net income.

In addition, we will be updating our goodwill impairment tests under U.S. GAAP during the fourth quarter. The current economic environment and outlook in the U.S. could put pressure on the $1.4 billion carrying value of goodwill allocated to our U.S. wealth reporting unit under U.S. GAAP.

2011 Third Quarter Press Release & Management’s Discussion and Analysis

The total carrying value of goodwill as at September 30, 2011 is as follows:

Carrying value of goodwill by Cash Generating Unit (IFRS) and Reporting Unit (U.S. GAAP)(a) (C $ millions)	IFRS	U.S. GAAP
Asia and Japan:
Hong Kong Individual Life and Wealth	$-	$567
Other Asia	134
Japan Insurance, Variable Annuities and Wealth	473
Canada Insurance:		368
Canadian Individual Life	355
Canadian Affinity Markets	83
Canada Wealth:
Canadian Wealth (excluding Manulife Bank)	873	881
Manulife Bank	-
Canadian Group Benefits and Savings	702	708
U.S. Insurance		-
JH Life Insurance	675
JH Long-Term Care	279
U.S. Wealth		1,358
JH Variable Annuities and Fixed Products	-
JH Mutual Funds and Retirement Plan Services	376
International Group Program Reinsurance	70	59
Corporate and Other	86	68
Total	$4,106	$4,009
(a)	IFRS goodwill is tested for impairment at the Cash Generating Unit level, a more granular level of testing compared to the testing performed under U.S. GAAP at the Reporting Unit level.

E5           Future accounting and reporting changes

There are a number of accounting and reporting changes issued under IFRS including those still under development by the International Accounting Standards Board (“IASB”) that will impact the Company beginning in 2012 and later. A summary of the most recently issued new accounting standards is as follows:

Topic	Effective Date	Measurement / Presentation	Expected impact
Amendments to IFRS 7 “Financial Instruments: Disclosures”	Jan 1, 2012	Disclosure	Not expected to have a significant impact
Amendment to IAS 12 “Income Taxes”	Jan 1, 2012	Measurement	Not expected to have a significant impact
IFRS 10, IFRS 11, IFRS 12 and amendments to IAS 27, and IAS 28 regarding consolidation, disclosures and related matters	Jan 1, 2013	Measurement and Disclosure	Currently assessing
IFRS 13 “Fair Value Measurement”	Jan 1, 2013	Measurement	Currently assessing
Amendments to IAS 1 “Presentation of Financial Statements”	Jan 1, 2013	Presentation	Not expected to have a significant impact
Amendments to IAS 19 “Employee Benefits”	Jan 1, 2013	Measurement	Could have a material adverse effect on the financial statements and regulatory capital at transition and subsequently
IFRS 9 “Financial Instruments”	Jan 1, 2013(a) (Expected to be deferred)	Measurement	Currently assessing

(a)
IFRS 9 is currently effective for annual periods beginning on or after January 1, 2013. The IASB recently issued an exposure draft which, if adopted, will revise the effective date for IFRS 9 to annual periods on or after January 1, 2015.

For additional information please refer to the Second Quarter Report to Shareholders.

2011 Third Quarter Press Release & Management’s Discussion and Analysis

F           Other

F1           Performance and Non-GAAP Measures

We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses.  A financial measure is considered a non-GAAP measure for Canadian securities law purposes if it is presented other than in accordance with generally accepted accounting principles used for the Company’s audited historical financial statements which is prior Canadian GAAP for 2010 and earlier and IFRS for 2011 and beyond. Non-GAAP measures include: Net Income (Loss) Excluding the Direct Impact of Equity Markets and Interest Rates; Net Income in Accordance with U.S. GAAP; Total Equity in Accordance with U.S. GAAP; Diluted Earnings per Share excluding Convertible Instruments; Return on Common Shareholders’ Equity; Constant Currency Basis; New Business Embedded Value; Deposits; Premiums and Deposits; Funds under Management; Capital and Sales. Non-GAAP financial measures are not defined terms under GAAP and, therefore, with the exception of Net Income in Accordance with U.S. GAAP and Total Equity in Accordance with U.S. GAAP (which are comparable to the equivalent measures of issuers whose financial statements are prepared in accordance with U.S. GAAP), are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.

Net income (loss) excluding the direct impact of equity markets and interest rates is a non-GAAP profitability measure.  It shows what the net income (loss) attributed to shareholders would have been assuming that existing hedges are unchanged and that interest and equity markets performed as assumed in our policy valuation.  The direct impact of equity markets and interest rates is relative to our policy liability valuation assumptions and includes changes to the interest rate assumptions.  We also include gains and losses on the sale of AFS bonds as management may have the ability to partially offset the direct impacts of changes in interest rates reported in the liability segments.  We consider the gains or losses on the variable annuity business that is dynamically hedged to be an indirect impact, not a direct impact, of changes in equity markets and interest rates and accordingly, such gains and losses are reflected in this measure.

Net income in accordance with U.S. GAAP is a non-GAAP profitability measure.  It shows what the net income would have been if the Company had applied U.S. GAAP as its primary financial reporting basis.  We consider this to be a relevant profitability measure given our large U.S. domiciled investor base and for comparability to our U.S. peers who report under U.S. GAAP.

Total equity in accordance with U.S. GAAP is a non-GAAP measure.  It shows what the total equity would have been if the Company had applied U.S. GAAP as its primary financial reporting basis.  We consider this to be a relevant measure given our large U.S. domiciled investor base and for comparability to our U.S. peers who report under U.S. GAAP.

Diluted earnings per share excluding convertible instruments, is a non-GAAP measure.  It shows diluted earnings per share excluding the dilutive effect of convertible instruments.

The following is a reconciliation of the denominator (weighted average number of common shares) in the calculation of basic and diluted earnings per share.

	September 30,
For the quarter ended (in millions)	2011	2010
Weighted average number of actual common shares outstanding	1,789	1,767
Dilutive number of shares for stock-based awards	-	-
Weighted average number of common shares used to calculate diluted earnings per share, excluding convertible instruments	1,789	1,767
Dilutive number of shares for convertible instruments	-	-
Weighted average number of common shares used in the diluted earnings per share calculation	1,789	1,767

2011 Third Quarter Press Release & Management’s Discussion and Analysis

Return on common shareholders’ equity (“ROE”) is a non-GAAP profitability measure that presents the net income available to common shareholders as a percentage of the capital deployed to earn the income.  The Company calculates return on common shareholders’ equity using average common shareholders’ equity excluding Accumulated Other Comprehensive Income (Loss) (“AOCI”) on AFS securities and cash flow hedges.

Return on common shareholders’ equity	Quarterly results
(C$ millions)	3Q 2011	2Q 2011	3Q 2010
Net income (loss) attributed to common shareholders	$(1,299)	$468	$(2,268)
Opening total equity attributed to common shareholders	$23,201	$22,919	$24,849
Closing total equity attributed to common shareholders	$23,077	$23,201	$21,856
Weighted average total equity available to common shareholders	$23,139	$23,060	$23,352
Opening AOCI on AFS securities and cash flow hedges	$259	$255	$811
Closing AOCI on AFS securities and cash flow hedges	$28	$259	$584
Adjustment for average AOCI	$(143)	$(257)	$(698)
Weighted average total equity attributed to common shareholders excluding average AOCI adjustment	$22,996	$22,803	$22,654

ROE based on weighted average total equity attributed to common shareholders (annualized)	(22.3)%	8.1%	(38.6)%
ROE based on weighted average total equity attributed to common shareholders excluding average AOCI adjustment (annualized)	(22.4)%	8.2%	(39.7)%

The Company also uses financial performance measures that are prepared on a constant currency basis, which exclude the impact of currency fluctuations and which are non-GAAP measures.  Quarterly amounts stated on a constant currency basis in this report are calculated, as appropriate, using the income statement and balance sheet exchange rates effective for the third quarter of 2010.

New business embedded value (“NBEV”) is the change in shareholders’ economic value as a result of sales in the reporting period.  NBEV is calculated as the present value of expected future earnings, after the cost of capital, on actual new business sold in the period using future mortality, morbidity, policyholder behaviour, expense and investment assumptions that are consistent with the assumptions used in the valuation of our policy liabilities. Effective the first quarter of 2011 we changed the calculation methodology for new business embedded value.  Prior periods were not restated.  We changed the NBEV calculation for interest sensitive life insurance products to now use current interest rates consistent with the valuation of policy liabilities.  In 2010 and prior, we used an interest rate for life insurance products equal to the rate used in our annual business plan. For both 2011 and 2010 we used current rates to calculate the NBEV for wealth products.  In addition, we now update policyholder experience assumptions for changes made during the year, whereas in 2010 and prior, we used assumptions that were in place at the beginning of each year.

The principal economic assumptions used in the NBEV calculations in the third quarter were as follows:

	Canada	U.S.	Hong Kong	Japan
MCCSR ratio	150%	150%	150%	150%
Discount rate	7.25%	7.50%	8.25%	6.25%
Jurisdictional income tax rate	26%	35%	16.50%	36%
Foreign exchange rate	n/a	0.9643	0.1237	0.0124
Yield on surplus assets	4.50%	4.50%	4.50%	2.00%

2011 Third Quarter Press Release & Management’s Discussion and Analysis

Premiums and deposits is a non-GAAP measure of top line growth.  The Company calculates premiums and deposits as the aggregate of (i) general fund premiums, net of reinsurance, reported as premiums on the Consolidated Statement of Income, (ii) premium equivalents for administration only group benefit contracts, (iii) premiums in the Canadian Group Benefits reinsurance ceded agreement, (iv) segregated fund deposits, excluding seed money, (v) mutual fund deposits, (vi) deposits into institutional advisory accounts, and (vii) other deposits in other managed funds.

Premiums and deposits	Quarterly results
(C$ millions)	3Q 2011	2Q 2011	3Q 2010
Premium income	$4,262	$4,182	$4,603
Deposits from policyholders	5,109	5,086	5,347
Premiums and deposits per financial statements	$9,371	$9,268	$9,950
Investment contract deposits	27	41	55
Mutual fund deposits	3,790	4,883	2,928
Institutional advisory account deposits	602	909	350
ASO premium equivalents	666	663	636
Group benefits ceded premiums	931	933	920
Other fund deposits	158	240	112
Total premiums and deposits	$15,545	$16,937	$14,951
Currency impact	554	809	-
Constant currency premiums and deposits	$16,099	$17,746	$14,951

Funds under management is a non-GAAP measure of the size of the Company.  It represents the total of the invested asset base that the Company and its customers invest in.

Funds under management	Quarterly results
(C$ millions)	3Q 2011	2Q 2011	3Q 2010
Total invested assets	$225,925	$202,341	$207,373
Total segregated funds net assets	190,336	198,797	200,823
Funds under management per financial statements	$416,261	$401,138	$408,196
Mutual funds	47,743	51,212	39,246
Institutional advisory accounts (excluding segregated funds)	20,699	20,580	20,591
Other funds	7,106	7,744	7,978
Total funds under management	$491,809	$480,674	$476,011
Currency impact	(5,714)	22,259	-
Constant currency funds under management	$486,095	$502,933	$476,011

Capital The definition we use for capital, a non-GAAP measure, serves as a foundation of our capital management activities at the MFC level.  For regulatory reporting purposes, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines used by OSFI.  Capital is calculated as the sum of: (i) total equity excluding AOCI on cash flow hedges and (ii) liabilities for preferred shares and capital instruments.

Capital	Quarterly results
(C$ millions)	3Q 2011	2Q 2011	3Q 2010
Total equity	$25,343	$25,381	$23,735
Add AOCI loss on cash flow hedges	96	55	89
Add liabilities for preferred shares and capital instruments	3,475	3,439	4,019
Total capital	$28,914	$28,875	$27,843

2011 Third Quarter Press Release & Management’s Discussion and Analysis

Sales are measured according to product type;

•
For total individual insurance, sales include 100 per cent of new annualized premiums and 10 per cent of both excess and single premiums. For individual insurance, new annualized premiums reflect the annualized premium expected in the first year of a policy that requires premium payments for more than one year.  Sales are reported gross before the impact of reinsurance.  Single premium is the lump sum premium from the sale of a single premium product, e.g. travel insurance.

•
For group insurance, sales include new annualized premiums and administrative services only premium equivalents on new cases, as well as the addition of new coverages and amendments to contracts, excluding rate increases.

•
For individual wealth management contracts, all new deposits are reported as sales. This includes individual annuities, both fixed and variable; variable annuity products; mutual funds; college savings 529 plans; and authorized bank loans and mortgages.

•
For group pensions/retirement savings, sales of new regular premiums and deposits reflect an estimate of expected deposits in the first year of the plan with the Company. Single premium sales reflect the assets transferred from the previous plan provider. Sales include the impact of the addition of a new division or of a new product to an existing client. Total sales include both new regular and single premiums and deposits.

F2           Caution regarding forward-looking statements

This document contains forward-looking statements within the meaning of the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements in this document include, but are not limited to, statements with respect to management objectives with respect to hedging equity markets and interest rate risks, potential future changes related to fixed income URR assumptions if current low interest rates persist and the impact of our annual goodwill impairment testing.  The forward-looking statements in this document also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “expect”, “intend”, “estimate”, “believe”, “plan”, “objective”, “goal”, “continue” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way. Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); changes in laws and regulations; changes in accounting standards; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of valuation allowances against future tax assets; the accuracy of estimates relating to long-term morbidity, mortality and policyholder behavior; the accuracy of other estimates used in applying accounting policies and actuarial methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate non-fixed income assets to back our long dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels;

2011 Third Quarter Press Release & Management’s Discussion and Analysis

unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified as available for sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on their expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems; environmental concerns; and our ability to protect our intellectual property and exposure to claims of infringement. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the body of this document as well as under “Risk Factors” in our most recent Annual Information Form, under “Risk Management” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent annual and interim reports, in the “Risk Management” note to consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators. We do not undertake to update any forward-looking statements except as required by law.

2011 Third Quarter Press Release & Management’s Discussion and Analysis

Financial Highlights

(Canadian $ in millions unless otherwise stated and per share information, unaudited)

	As at and for the three months ended
	September 30
	2011	2010	% Change

Net loss	$(1,184)	$(2,177)	(46)
Less: Net income attributed to non-controlling interest in subsidiaries	(4)	(23)	(83)
Net income attributed to participating policyholders	(89)	(49)	82
Net loss attributed to shareholders	$(1,277)	$(2,249)	(43)
Preferred share dividends	(22)	(19)	16
Net loss available to common shareholders	$(1,299)	$(2,268)	(43)

Premiums and deposits:
Premiums and deposits - targeted growth products
Life and health insurance premiums	$2,734	$2,727	-
Annuity and pension premiums	690	900	(23)
Investment contract deposits	27	55	(51)
Segregated fund deposits	4,173	4,230	(1)
Mutual fund deposits	3,790	2,928	29
Institutional advisory account deposits	602	350	72
ASO premium equivalents	666	636	5
Group Benefits ceded	931	920	1
Other fund deposits	158	112	41
Total premiums and deposits - targeted growth products	$13,771	$12,858	7
Premiums and deposits - products not targeted for growth	1,774	2,093	(15)
Total premiums and deposits	$15,545	$14,951	4

Funds under management:
General fund	$225,925	$207,373	9
Segregated funds excluding institutional advisory accounts	188,085	198,524	(5)
Mutual funds	47,743	39,246	22
Institutional advisory accounts	22,950	22,890	-
Other funds	7,106	7,978	(11)
Total funds under management	$491,809	$476,011	3

Capital:
Liabilities for preferred shares and capital instruments	$3,475	$4,019	(14)
Equity
Non-controlling interest in subsidiaries	399	318	25
Participating policyholders' equity	249	139	79
Shareholders' equity
Preferred shares	1,618	1,422	14
Common shares	19,483	19,169	2
Contributed surplus	240	216	11
Retained earnings	2,826	1,850	53
Accumulated other comprehensive income (loss) on AFS securities and translation of self-sustaining foreign operations	624	710	(12)
Total capital	$28,914	$27,843	4

Selected key performance measures:
Basic loss per common share	$(0.73)	$(1.28)
Diluted loss per common share, excluding convertible instruments	$(0.73)	$(1.28)
Diluted loss per common share	$(0.73)	$(1.28)
Return on common shareholders' equity (annualized) 1	(22.4)%	(39.7)%
Book value per common share	$12.87	$12.33
Common shares outstanding (in millions)
End of period	1,794	1,772
Weighted average - basic	1,789	1,767
Weighted average - diluted (excluding convertible instruments)	1,789	1,767
Weighted average - diluted	1,789	1,767

1 Return on common shareholders' equity is net income (loss) available to common shareholders divided by average common shareholders' equity excluding accumulated other comprehensive income (loss) on AFS securities and cash flow hedges.

2011 Third Quarter Press Release & Management’s Discussion and Analysis

Consolidated Statements of Income (Loss)

(Canadian $ in millions except per share information, unaudited)	For the three months ended
	September 30
	2011	2010
Revenue
Premium income	$4,262	$4,603
Investment income
Investment income	3,705	3,056
Realized/ unrealized gains on assets supporting insurance and investment contract liabilities and deposits 1	13,483	4,023
Other revenue	2,005	1,565
Total revenue	$23,455	$13,247
Contract benefits and expenses
To contractholders and beneficiaries
Death, disability and other claims	$2,182	$2,140
Maturity and surrender benefits	1,339	1,438
Annuity payments	860	751
Policyholder dividends and experience rating refunds	233	268
Net transfers from segregated funds	(147)	(58)
Change in insurance contract liabilities	19,697	7,042
Change in investment contract liabilities	46	74
Ceded benefits and expenses	(1,260)	(1,268)
Change in reinsurance assets	(294)	728
Net benefits and claims	$22,656	$11,115
General expenses	1,006	934
Investment expenses	250	238
Commissions	922	933
Interest expense	353	251
Premium taxes	67	44
Goodwill impairment	-	2,330
Total policy benefits and expenses	$25,254	$15,845
Loss before income taxes	$(1,799)	$(2,598)
Income tax recovery	615	421
Net loss	$(1,184)	$(2,177)
Less: Net income attributed to non-controlling interest in subsidiaries	(4)	(23)
Net income attributed to participating policyholders	(89)	(49)
Net loss attributed to shareholders	$(1,277)	$(2,249)
Preferred share dividends	(22)	(19)
Net loss available to common shareholders	$(1,299)	$(2,268)

Basic loss per common share	$(0.73)	$(1.28)
Diluted loss per common share, excluding convertible instruments	$(0.73)	$(1.28)
Diluted loss per common share	$(0.73)	$(1.28)

1 For fixed income assets supporting insurance and investment contract liabilities, equities supporting pass through products and derivatives related to variable annuity hedging programs, the impact of realized/ unrealized gains (losses) on the assets is largely offset in the change in insurance and investment contract liabilities.

2011 Third Quarter Press Release & Management’s Discussion and Analysis

Consolidated Statements of Financial Position

(Canadian $ in millions, unaudited)
	As at September 30
Assets	2011	2010
Invested assets
Cash and short-term securities	$13,804	$14,929
Securities
Bonds	120,172	104,180
Stocks	9,856	10,396
Loans
Mortgages	34,792	32,388
Private placements	20,297	19,817
Policy loans	6,938	6,648
Bank loans	2,295	2,402
Real estate	6,912	6,210
Other investments	10,859	10,403
Total invested assets	$225,925	$207,373
Other assets
Accrued investment income	$1,840	$1,793
Outstanding premiums	698	678
Goodwill and intangible assets	6,088	6,011
Reinsurance assets	9,377	8,242
Deferred tax asset	2,004	2,409
Miscellaneous	18,808	11,119
Total other assets	$38,815	$30,252
Segregated funds net assets	$190,336	$200,823
Total assets	$455,076	$438,448

Liabilities and Equity
Policy liabilities
Insurance contract liabilities	$188,929	$167,072
Investment contract liabilities and deposits	2,491	3,021
Bank deposits	18,530	15,723
Deferred tax liability	791	690
Derivatives	7,267	4,151
Other liabilities	12,212	13,315
	$230,220	$203,972
Long-term debt	5,702	5,899
Liabilities for preferred shares and capital instruments	3,475	4,019
Segregated funds net liabilities	190,336	200,823
Total liabilities	$429,733	$414,713

Equity
Issued share capital
Preferred shares	$1,618	$1,422
Common shares	19,483	19,169
Contributed surplus	240	216
Shareholders' retained earnings	2,826	1,850
Shareholders' accumulated other comprehensive income	528	621
Total shareholders' equity	$24,695	$23,278
Participating policyholders' equity	249	139
Non-controlling interest in subsidiaries	399	318
Total equity	$25,343	$23,735
Total liabilities and equity	$455,076	$438,448

2011 Third Quarter Press Release & Management’s Discussion and Analysis